Filed pursuant to Rule 424(b)(5)
Registration No. 333-148146

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 3, 2008)

1,650,000 Common Units
Representing Limited Partner Interests

Martin Midstream Partners L.P.

We are offering 1,650,000 common units representing limited partner interests. Our common units are listed on the Nasdaq Global Select Market under the symbol “MMLP.” The last reported sale price of our common units on the Nasdaq Global Select Market on February 2, 2010 was $34.25 per common unit.

Investing in our common units involves risks. See “Risk factors” beginning on page S-12 of this prospectus supplement and on page 3 of the accompanying prospectus.

	Per common unit	Total

Public offering price	$32.35	$53,377,500

Underwriting discount	$1.45	$2,392,500

Proceeds, before expenses, to us	$30.90	$50,985,000

The underwriters may also purchase up to an additional 247,500 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about February 8, 2010.

Joint Book-Running Managers

UBS Investment Bank	RBC Capital Markets	Wells Fargo Securities

Co-Managers

Morgan Keegan & Company, Inc.	Stifel Nicolaus

The date of this prospectus supplement is February 3, 2010

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls. Before you invest in our common units, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any “free writing prospectus” we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy our common units in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or any information that we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

Summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other information to which we refer for a more complete understanding of this offering. Please read the sections entitled “Risk factors” on page S-12 of this prospectus supplement and page 3 of the accompanying prospectus for more information about important factors that you should consider before buying our common units in this offering. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriter’s option to purchase additional common units is not exercised. References in this prospectus supplement to “Martin Midstream Partners L.P.,” the “Partnership,” “we,” “ours,” “us” or like terms refer to Martin Midstream Partners L.P. and its consolidated subsidiaries. References in this prospectus supplement to “Martin Resource Management” refer to Martin Resource Management Corporation and its consolidated subsidiaries.

MARTIN MIDSTREAM PARTNERS L.P.

We are a publicly traded limited partnership with a diverse set of operations focused primarily in the United States Gulf Coast region. Our primary business segments can be generally described as follows:

➢	Terminalling and Storage. We own or operate 17 marine terminal facilities and seven inland terminal facilities located in the United States Gulf Coast region that provide storage, processing and handling services for producers and suppliers of petroleum products and by-products, lubricants and other liquids, including the refining of various grades and quantities of naphthenic lubricants and related products. We also provide land rental to oil and gas companies along with storage and handling services for lubricants and fuel oil. We provide these terminalling and storage services on a fee basis primarily under long-term contracts.

➢	Natural Gas Services. Through our acquisitions of Prism Gas Systems I, L.P. (“Prism Gas”) and Woodlawn Pipeline Co., Inc. (“Woodlawn”), we have ownership interests in over 674 miles of gathering and transmission pipelines located in the natural gas producing regions of East Texas, Northwest Louisiana, the Texas Gulf Coast and offshore Texas and federal waters in the Gulf of Mexico as well as a 285 MMcfd capacity natural gas processing plant located in East Texas. In addition to our natural gas gathering and processing business, we distribute natural gas liquids or, “NGLs”. We purchase NGLs primarily from natural gas processors. We store NGLs in our supply and storage facilities for resale to propane retailers, refineries and industrial NGL users in Texas and the Southeastern United States. We own an NGL pipeline which spans approximately 200 miles running from Kilgore to Beaumont, Texas. We own three NGL supply and storage facilities with an aggregate above ground storage capacity of approximately 3,000 barrels and we lease approximately 2.2 million barrels of underground storage capacity for NGLs.

➢	Marine Transportation. We own a fleet of 40 inland marine tank barges, 18 inland push boats and four offshore tug barge units that transport petroleum products and by-products primarily in the United States Gulf Coast region. We provide these transportation services on a fee basis primarily under annual contracts. In addition, our marine segment manages our sulfur segment’s marine assets which includes one additional offshore tug barge unit, two inland marine tank barges and one inland push boat.

➢	Sulfur Services. We process and distribute sulfur predominately produced by oil refineries primarily located in the United States Gulf Coast region. We process molten sulfur into prilled, or pelletized, sulfur under both fee-based volume contracts and buy/sell contracts at our facilities in Port of Stockton, California and Beaumont, Texas. We own and operate six sulfur-based fertilizer production plants and one emulsified sulfur blending plant that manufacture primarily sulfur-based fertilizer products for wholesale distributors and industrial users. These plants are located in Illinois, Texas and Utah. In October 2007, we completed the construction of a sulfuric acid production plant in Plainview, Texas which processes molten sulfur into sulfuric acid.

The petroleum products and by-products we collect, transport, store and market are produced primarily by major and independent oil and gas companies who often turn to third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of these products. We operate primarily in the Gulf Coast region of the United States. This region is a major hub for petroleum refining, natural gas gathering and processing and support services for the exploration and production industry.

RECENT DEVELOPMENTS

Amendments to Credit Agreement

On December 21, 2009, we entered into a Fourth Amendment (the “Fourth Amendment”) to the Second Amended and Restated Credit Agreement (the “Credit Agreement”), among Martin Operating Partnership L.P., a wholly-owned subsidiary of ours (the “Operating Partnership”), as borrower, the Partnership and certain of our subsidiaries,, as guarantors and the financial institutions parties thereto. The Fourth Amendment modified our existing Credit Agreement to, among other things, (1) increase the total commitments of the lenders thereunder to approximately $335.67 million, (2) extend the maturity date of amounts outstanding under the Credit Agreement from November 10, 2010 to November 9, 2012, (3) increase the applicable interest rate margin and fees payable to the lenders under the Credit Agreement, (4) amend the financial covenants and certain other covenants under the Credit Agreement, (5) eliminate the requirement that we make annual prepayments of the term loans outstanding under the Credit Agreement with excess cash flow, and (6) limit asset dispositions to $25 million per fiscal year.

On January 13, 2010, we entered into a Fifth Amendment (the “Fifth Amendment”) to the Credit Agreement. The Fifth Amendment modified the Credit Agreement to, among other things, (1) permit us to invest up to $25 million in our joint ventures and (2) limit our ability to make annual capital expenditures in excess of $30 million, provided that we maintain $45 million of available borrowing capacity under the Credit Agreement.

Cross Acquisition

On November 25, 2009, we closed a transaction with Martin Resource Management and Cross Refining & Marketing, Inc. (“Cross”), a wholly owned subsidiary of Martin Resource Management, in which we acquired certain specialty lubricants processing assets (“Assets”) from Cross for total consideration of $45.0 million (the “Contribution”). As consideration for the Contribution, we issued 804,721 of our common units and 889,444 subordinated units to Martin Resource Management at a price of $27.96 and $25.16 per limited partner unit, respectively. The common units will be entitled to receive distributions beginning in February 2010, while the subordinated units will have no distribution rights until the second anniversary of closing of the Contribution. At the end of such second anniversary, the subordinated units will automatically convert to common units, having the same distribution rights as existing common units. In connection with the Contribution, our general partner made a capital contribution of $0.9 million to us in order to maintain its 2% general partner interest in us.

In connection with the closing of the Contribution, we and Martin Resource Management entered into a long-term, fee for services-based Tolling Agreement whereby Martin Resource Management agreed to pay us for the processing of its crude oil into finished products, including naphthenic lubricants, distillates, asphalt and other intermediate cuts. Under the Tolling Agreement, Martin Resource Management has generally agreed to refine a minimum of 6,500 barrels per day of crude oil at the refinery at a price of $4.00 per barrel. Any additional barrels will be refined at a price of $4.28 per barrel. In addition, Martin Resource Management has agreed to pay a monthly reservation fee of

$1.3 million and a periodic fuel surcharge fee based on certain parameters specified in the Tolling Agreement. All of these fees (other than the fuel surcharge) are subject to escalation annually based upon the greater of 3% or the increase in the Consumer Price Index for a specified annual period. In addition, every three years, the parties can negotiate an upward or downward adjustment in the fees subject to their mutual agreement. The Tolling Agreement has a 12 year term, subject to certain termination rights specified therein. Martin Resource Management will continue to market and distribute all finished products under the Cross brand name. In addition, Martin Resource Management will continue to own and operate the Cross packaging business.

Investment by Martin Resource Management

On November 25, 2009, we closed a private equity sale with Martin Resource Management, under which Martin Resource Management invested $20.0 million in cash in the Partnership in exchange for 714,285 of our common units (the “Investment”). In connection with the Investment, our general partner made a capital contribution to us of $0.4 million in order to maintain its 2% general partner interest in us. Proceeds from the Investment were used to repay borrowings under our credit facility.

Fourth Quarter 2009 Distribution

On January 21, 2010, we declared a quarterly cash distribution of $0.75 per common unit for the fourth quarter of 2009, or $3.00 per common unit on an annualized basis, to be paid on February 12, 2010 to unitholders of record as of February 5, 2010. Purchasers of common units in this offering will not participate in the fourth quarter distribution to be paid on February 12, 2010.

BUSINESS STRATEGY

The key components of our business strategy are to:

➢	Pursue Organic Growth Projects. We continually evaluate economically attractive organic expansion opportunities in new or existing areas of operation that will allow us to leverage our existing market position, increase the distributable cash flow from our existing assets through improved utilization and efficiency, and leverage our existing customer base.

➢	Pursue Internal Organic Growth by Attracting New Customers and Expanding Services Provided to Existing Customers. We seek to identify and pursue opportunities to expand our customer base across all of our business segments. We generally begin a relationship with a customer by transporting or marketing a limited range of products and services. We believe expanding our customer base and our service and product offerings to existing customers is the most efficient and cost effective method of achieving organic growth in revenues and cash flow. We believe significant opportunities exist to expand our customer base and provide additional services and products to existing customers.

➢	Pursue Strategic Acquisitions. We monitor the marketplace to identify and pursue accretive acquisitions that expand the services and products we offer or that expand our geographic presence. After acquiring other businesses, we will attempt to utilize our industry knowledge, network of customers and suppliers and strategic asset base to operate the acquired businesses more efficiently and competitively, thereby increasing revenues and cash flow. We believe that our diversified base of operations provides multiple platforms for strategic growth through acquisitions.

➢	Pursue Strategic Alliances. Many of our larger customers are establishing strategic alliances with midstream service providers such as us to address logistical and transportation problems or achieve operational synergies. These strategic alliances are typically structured differently than our regular commercial relationships, with the goal that such alliances would expand our business relationships with our customers and suppliers. We intend to pursue strategic alliances with customers in the future.

➢	Expand Geographically. We work to identify and assess other attractive geographic markets for our services and products based on the market dynamics and the cost associated with penetration of such markets. We typically enter a new market through an acquisition or by securing at least one major customer or supplier and then dedicating or purchasing assets for operation in the new market. Once in a new territory, we seek to expand our operations within this new territory both by targeting new customers and by selling additional services and products to our original customers in the territory.

COMPETITIVE STRENGTHS

We believe we are well positioned to execute our business strategy because of the following competitive strengths:

➢	Asset Base and Integrated Distribution Network. We operate a diversified asset base that, together with the services provided by Martin Resource Management, enables us to offer our customers an integrated distribution network consisting of transportation, terminalling and midstream logistical services while minimizing our dependence on the availability and pricing of services provided by third parties. Our integrated distribution network enables us to provide customers a complementary portfolio of transportation, terminalling, distribution and other midstream services for petroleum products and by-products.

➢	Strategically Located Assets. We believe we are one of the largest providers of shore bases and one of the largest lubricant distributors and marketers in the United States Gulf Coast region. In addition, we are one of the largest operators of marine service terminals in the United States Gulf Coast region providing broad geographic coverage and distribution capability of our products and services to our customers. Our natural gas gathering and processing assets are focused in areas that have continued to experience high levels of drilling activity and natural gas production.

➢	Specialized Transportation Equipment and Storage Facilities. We have the assets and expertise to handle and transport certain petroleum products and by-products with unique requirements for transportation and storage, such as molten sulfur and asphalt. For example, we own facilities and resources to transport molten sulfur and asphalt, which must be maintained at temperatures between approximately 275 and 350 degrees Fahrenheit to remain in liquid form. We believe these capabilities help us enhance relationships with our customers by offering them services to handle their unique product requirements.

➢	Ability to Grow Our Natural Gas Gathering and Processing Services. We believe that, with our Prism Gas assets, we have opportunities for organic growth in our natural gas gathering and processing operations through increasing fractionation capacity, pipeline expansions, new pipeline construction and bolt-on acquisitions. We believe Prism’s assets are well situated in the Haynesville Shale which is one of the four largest U.S. shale deposits.

➢	Experienced Management Team and Operational Expertise. Members of our executive management team and the heads of our principal business lines have, on average, more than 30 years of experience in the industries in which we operate. Further, these individuals have been employed by Martin Resource Management, on average, for more than 18 years. Our management team has a successful track record of creating internal growth and completing acquisitions. We believe our management team’s experience and familiarity with our industry and businesses are important assets that assist us in implementing our business strategies.

➢	Strong Industry Reputation and Established Relationships with Suppliers and Customers. We believe we have established a reputation in our industry as a reliable and cost-effective supplier of services to our customers and have a track record of safe, efficient operation of our facilities. Our management has also established long-term relationships with many of our suppliers and customers. We believe we benefit from our management’s reputation and track record, and from these long-term relationships.

OUR RELATIONSHIP WITH MARTIN RESOURCE MANAGEMENT

We were formed in 2002 by Martin Resource Management, a privately-held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors.

Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of hydrocarbon products and by-products and other bulk liquids. Following this offering, Martin Resource Management will own an approximate 40% limited partnership interest in us. Furthermore, it owns and controls our general partner, which owns a 2.0% general partner interest and all of our incentive distribution rights.

EXISTING LITIGATION AT MARTIN RESOURCE MANAGEMENT

On May 2, 2008, we received a copy of a petition filed in the District Court of Gregg County, Texas (the “Court”) by Scott D. Martin (the “Plaintiff”) against Ruben S. Martin, III (the “Defendant”) with respect to certain matters relating to Martin Resource Management. The Plaintiff and the Defendant are executive officers of Martin Resource Management and our general partner, the Defendant is a director of both Martin Resource Management and our general partner, and the Plaintiff is a director of Martin Resource Management. The lawsuit alleged that the Defendant breached a settlement agreement with the Plaintiff concerning certain Martin Resource Management matters and that the Defendant breached fiduciary duties allegedly owed to the Plaintiff in connection with their respective ownership and other positions with Martin Resource Management. Prior to the trial of this lawsuit, the Plaintiff dropped his claims against the Defendant relating to the breach of fiduciary duty allegations. We are not a party to the lawsuit and the lawsuit does not assert any claims (i) against us, (ii) concerning our governance or operations or (iii) against the Defendant with respect to his service as an officer or director of our general partner.

In May 2009, the lawsuit went to trial and on June 18, 2009, the Court entered a judgment (the “Judgment”) with respect to the lawsuit as further described below. In connection with the Judgment, the Defendant has advised us that he has filed a motion for new trial, a motion for judgment notwithstanding the verdict and a notice of appeal. In addition, on June 22, 2009, the Plaintiff filed a notice of appeal with the Court indicating his intent to appeal the Judgment. The Defendant has further advised us that on June 30, 2009 he posted a cash deposit in lieu of a bond and the judge has ruled that as a result of such deposit, the enforcement of any of the provisions in the Judgment is stayed until the matter is resolved on appeal. Accordingly, during the pendancy of the appeal process, no change in the makeup of the Martin Resource Management Board of Directors is expected.

The Judgment awarded the Plaintiff monetary damages in the approximate amount of $3.2 million, attorney’s fees of approximately $1.6 million and interest. In addition, the Judgment grants specific performance and provides that the Defendant is to (i) transfer one share of his Martin Resource Management common stock to the Plaintiff, (ii) take such actions, including the voting of any Martin Resource Management shares which the Defendant owns, controls or otherwise has the power to vote, as are necessary to change the composition of the Board of Directors of Martin Resource Management from a five-person board, currently consisting of the Defendant and the Plaintiff as well as Wes Skelton, Don Neumeyer, and Bob Bondurant (executive officers of Martin Resource Management and the Partnership), to a four-person board to consist of the Defendant and his designee and the Plaintiff and his designee, and (iii) take such actions as are necessary to change the trustees of the Martin Resource Management Employee Stock Ownership Trust (the “MRMC ESOP Trust”), currently consisting of the Defendant, the Plaintiff and Wes Skelton, to just the Defendant and the Plaintiff. The Judgment is directed solely at the Defendant and is not binding on any other officer, director or shareholder of Martin Resource Management or any trustee of a trust owning Martin Resource Management shares. The Judgment with respect to (ii) above will terminate on February 17, 2010, and with respect to (iii) above on the 30th day after the election by the Martin Resource Management shareholders of the first successor Martin Resource Management board after February 17, 2010. However, any enforcement of the Judgment is stayed pending resolution of the appeal relating to it.

On September 5, 2008, the Plaintiff and one of his affiliated partnerships (the “SDM Plaintiffs”), on behalf of themselves and derivatively on behalf of Martin Resource Management, filed suit in a Harris County, Texas district court against Martin Resource Management, the Defendant, Robert Bondurant,

Donald R. Neumeyer and Wesley Skelton, in their capacities as directors of Martin Resource Management (the “MRMC Director Defendants”), as well as 35 other officers and employees of Martin Resource Management (the “Other MRMC Defendants”). In addition to their respective positions with Martin Resource Management, Robert Bondurant, Donald Neumeyer and Wesley Skelton are officers of our general partner. We are not a party to this lawsuit, and it does not assert any claims (i) against us, (ii) concerning our governance or operations or (iii) against the MRMC Director Defendants or other MRMC Defendants with respect to their service to us.

The SDM Plaintiffs allege, among other things, that the MRMC Director Defendants have breached their fiduciary duties owed to Martin Resource Management and the SDM Plaintiffs, entrenched their control of Martin Resource Management and diluted the ownership position of the SDM Plaintiffs and certain other minority shareholders in Martin Resource Management, and engaged in acts of unjust enrichment, excessive compensation, waste, fraud and conspiracy with respect to Martin Resource Management. The SDM Plaintiffs seek, among other things, to rescind the June 2008 issuance by Martin Resource Management of shares of its common stock under its 2007 Long-Term Incentive Plan to the Other MRMC Defendants, remove the MRMC Director Defendants as officers and directors of Martin Resource Management, prohibit the Defendant, Wesley Skelton and Robert Bondurant from serving as trustees of the MRMC Employee Stock Ownership Plan, and place all of the Martin Resource Management common shares owned or controlled by the Defendant in a constructive trust that prohibits him from voting those shares. The SDM Plaintiffs have amended their Petition to eliminate their claims regarding rescission of the issue by Martin Resource Management of shares of its common stock to the MRMC Employee Stock Ownership Plan. The case was abated in July 2009 during the pendency of a mandamus proceeding in the Texas Supreme Court. The Supreme Court denied mandamus relief on November 20, 2009.

The lawsuits described above are in addition to (i) a separate lawsuit filed in July 2008 in a Gregg County, Texas district court by the daughters of the Defendant against the Plaintiff, both individually and in his capacity as trustee of the Ruben S. Martin, III Dynasty Trust, which suit alleges, among other things, that the Plaintiff has engaged in self-dealing in his capacity as a trustee under the trust, which holds shares of Martin Resource Management common stock, and has breached his fiduciary duties owed to the plaintiffs, and who are beneficiaries of such trust, and (ii) a separate lawsuit filed in October 2008 in the United States District Court for the Eastern District of Texas by Angela Jones Alexander against the Defendant and Karen Yost in their capacities as a former trustee and a trustee, respectively, of the R.S. Martin Jr. Children Trust No. One (f/b/o Angela Santi Jones), which holds shares of Martin Resource Management common stock, which suit alleges, among other things that the Defendant and Karen Yost breached fiduciary duties owed to the plaintiff, who is the beneficiary of such trust, and seeks to remove Karen Yost as the trustee of such trust. With respect to the lawsuit described in (i) above,we have been informed that the Plaintiff has resigned as a trustee of the Ruben S. Martin, III Dynasty Trust. With respect to the lawsuit described in (ii) above, Angela Jones Alexander has amended her claims to include her grandmother, Margaret Martin, as a party. With respect to the lawsuit referenced in (i) above, the case was tried in October 2009 and the jury returned a verdict in favor of the Defendant’s daughters against the Plaintiff in the amount of $4.9 million. On December 22, 2009, the court entered a judgment, reflecting an amount consistent with the verdict, and additionally awarded attorneys’ fees and interest. On January 7, 2010, the court modified its original judgment and awarded the Defendant’s daughters approximately $2.7 million in damages, including interest and attorneys’ fees. We believe that the Plaintiff plans to appeal the judgment.

On September 24, 2008, Martin Resource Management removed Plaintiff as a director of the general partner of the Partnership. Such action was taken as a result of the collective effect of Plaintiff’s then recent activities, which the Board of Directors of Martin Resource Management determined were detrimental to both Martin Resource Management and the Partnership. The Plaintiff does not serve on any committees of the board of directors of our general partner. The position on the board of directors of our general partner vacated by the Plaintiff may be filled in accordance with the existing procedures for replacement of a departing director utilizing the Nominations Committee of the board of directors of the general partner of the Partnership. This position on the board of directors has not been filled as of the date of this prospectus supplement.

OUR EXECUTIVE OFFICE

Our principal executive offices are located at 4200 Stone Road, Kilgore, Texas 75662, our phone number is (903) 983-6200, and our web site is www.martinmidstream.com. Information contained on our website is not incorporated by reference into this prospectus supplement and, you should not consider information contained on our website as part of this prospectus supplement.

ORGANIZATIONAL STRUCTURE

The diagram below depicts our organizational structure after giving effect to this offering:

Approximate Ownership of Martin Midstream Partners L.P.
Upon the Completion of this Offering

Public Common Units	58.0%
Martin Resource Management’s Common Units	35.3%
Martin Resource Management’s Subordinated Units	4.7%
General Partner Interest	2.0%

100.0%

The offering

Common units offered to the public	1,650,000 common units.

1,897,500 common units if the underwriters exercise their over-allotment option in full.

Exchange listing	Our common units are quoted on the Nasdaq Global Select Market under the symbol “MMLP.”

Units outstanding after this offering	17,707,832 common units and 889,444 subordinated units, representing a 93.3% and 4.7% limited partner interest in us, respectively; or 17,955,332 common units and 889,444 subordinated units, representing a 93.4% and 4.6% limited partner interest in us, respectively, if the underwriters exercise their over-allotment option in full.

Use of proceeds	We will use the net proceeds from this offering, including our general partner’s proportionate capital contribution and after deducting underwriting discounts and estimated offering expenses, to repay outstanding indebtedness incurred under our revolving loan facility. Such amounts may be reborrowed and used to fund both recent acquisitions and expansion capital expenditures. Please read “Use of proceeds.”

Affiliates of certain of the underwriters are lenders under our revolving loan facility and will receive a portion of the proceeds from this offering through repayment of indebtedness under the revolving loan facility. Please read “Underwriting.”

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. On January 21, 2010, we declared a quarterly cash distribution of $0.75 per common unit for the fourth quarter of 2009, or $3.00 per common unit on an annualized basis, to be paid on February 12, 2010 to unitholders of record as of February 5, 2010. Purchasers of common units in this offering will not participate in the fourth quarter distribution to be paid on February 12, 2010.

Subordination period	The subordination period for our initially issued subordinated units has ended and all such subordinated units were automatically converted on a one-for-one basis into common units of the Partnership on November 14, 2009.

On November 25, 2009, the Partnership issued 889,444 subordinated units to Martin Resource Management in connection with the acquisition of certain specialty lubricants processing assets from Cross. These subordinated units will have no distribution rights until November 25, 2011, and at such time will automatically convert to common units, having the same distribution rights as existing common units.

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its officers or directors. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including units owned by our general partner and its affiliates, voting together as a single class. Following this offering, Martin Resource Management will own an approximate 40% limited partnership interest in us. This ownership level will enable our general partner and these affiliates to prevent our general partner’s involuntary removal.

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2012, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately 20% or less of the cash distributed to you with respect to that period. Please read “Material tax considerations” in this prospectus supplement for the basis of this estimate.

Material tax considerations	For a discussion of other material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material tax considerations” in this prospectus supplement and the accompanying prospectus.

Agreement to be bound by the partnership agreement	By purchasing a common unit, you will be bound by all of the terms of our partnership agreement. Please read “The Partnership Agreement” in the accompanying prospectus for more information.

Risk factors	You should carefully consider the information set forth in the section of this prospectus supplement and the accompanying prospectus entitled “Risk factors” as well as the other information included in or incorporated by reference in this prospectus supplement before deciding whether to invest in our common units.

Summary historical financial data

The following table sets forth summary financial and other operating data of Martin Midstream Partners L.P. The financial data for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2008 and 2009 are derived from the audited and unaudited consolidated financial statements of Martin Midstream Partners L.P. incorporated herein by reference in this prospectus supplement.

				Nine Months Ended
	Years Ended December 31,			September 30,
Consolidated financial data:	2006	2007	2008	2008	2009

				(unaudited)
	(in thousands, except per share data)

Income Statement Data:
Revenues	$576,384	$765,822	$1,213,958	$985,545	$436,537
Cost of product sold	459,170	618,689	1,013,525	846,854	308,993
Operating expenses	65,387	83,533	102,894	76,505	70,169
Selling, general, and administrative	10,977	11,985	16,939	10,672	12,354
Depreciation and amortization	17,597	23,442	31,218	22,933	25,657

Total costs and expenses	553,131	737,649	1,164,576	956,964	417,173
Other operating income	3,356	703	209	143	5,198

Operating Income	26,609	28,876	49,591	28,724	24,562
Equity in earnings of unconsolidated entities	8,547	10,941	13,224	11,385	5,227
Interest expense	(12,466)	(14,533)	(19,777)	(13,609)	(12,910)
Debt prepayment premium	(1,160)	—	—	—	—
Other, net	713	299	483	334	139

Income before income taxes	22,243	25,583	43,521	26,834	17,018
Income taxes	—	(644)	(711)	(753)	294

Net Income	$22,243	$24,939	$42,810	$26,081	$17,312

Net income per limited partner unit	$1.69	$1.67	$2.72	$1.64	$1.02
Weighted average limited partner units	12,602,000	14,018,799	14,529,826	14,532,826	14,532,826
Balance Sheet Data (at Period End):
Total assets	$457,461	$623,577	$668,916	$757,018	$643,646
Due to affiliates	10,474	7,543	13,420	17,500	13,178
Long-term debt	174,021	225,000	295,000	280,000	306,204
Partner’s capital (owner’s equity)	198,525	235,848	234,714	$226,308	$218,281
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$39,302	$58,017	$79,903	$60,643	$40,212
Investing activities	(95,098)	(127,103)	(100,184)	(78,753)	(10,144)
Financing activities	52,991	69,896	24,151	21,016	(32,127)
Other Financial Data:
Maintenance capital expenditures	12,391	10,342	16,528	9,965	6,682
Expansion capital expenditures	78,267	107,892	84,424	68,203	32,898

Total capital expenditures	$90,658	$118,234	$100,952	$78,168	$39,580

Cash dividends per common unit (paid with respect to period)	$2.44	$2.60	$2.91	$2.16	$2.25

Risk factors

An investment in our common units involves risk.  You should carefully read the risk factors below as well as the risk factors included under the caption “Risk Factors” beginning on page 3 of the accompanying prospectus and the risk factors discussed in Item 1A of our 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission, or SEC, on March 4, 2009 and of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 4, 2009, which are incorporated by reference herein. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a business similar to ours. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In this case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and unitholders could lose all or part of their investment. These risk factors should be read in conjunction with the other detailed information concerning us set forth herein.

RISKS RELATING TO EXISTING LITIGATION AT MARTIN RESOURCE MANAGEMENT

Existing litigation between Ruben Martin and Scott Martin and related parties concerning the ownership, management and operation of Martin Resource Management, the owner of our General Partner, could adversely effect us.

As disclosed elsewhere in this prospectus supplement, there are several pending lawsuits between Ruben Martin, the President, Chief Executive Officer and member of the board of directors of our General Partner, and Scott Martin, who is Ruben Martin’s brother, and related parties concerning the ownership, management and operation of Martin Resource Management, the owner of our General Partner. We are not a party to any of those lawsuits and they do not assert any claims (i) against us, (ii) concerning our governance or operations or (iii) against our directors, officers or employees with respect to their service to us. The existence of those lawsuits, however, including any ultimate outcomes that might be deemed negative to us or our existing management team, could adversely effect our ability to access capital markets or obtain additional credit or negatively impact our business, results of operations and/or ability to make distributions to our unitholders. Any similar effects from such litigation on Martin Resource Management or its existing management team could also adversely affect us.

In addition, such litigation, depending on its ultimate outcome, could also result in changes in the existing boards of directors and management teams of Martin Resource Management and us. To the extent that any such adverse circumstances occur, they could be deemed by our lenders to have a “material adverse effect” on us, thereby providing such lenders with an opportunity to prohibit further borrowings by us under our credit facility and, depending on the circumstances, assert that an event of default exists thereunder. If any such event of default exists and is continuing, then, upon the election of our lenders, all outstanding amounts due under our credit facility could be accelerated and could become immediately due and payable. Similarly, a negative outcome in such litigation could result in a similar result under the credit facility maintained by Martin Resource Management. While any such litigation remains pending, there can be no assurance that the litigation parties adverse to our existing management team or the existing management team of Martin Resource Management will not seek to disrupt, delay or postpone the offering made hereby or any future attempts by us to access the capital markets.

For a more detailed discussion of the pending litigation matters, please read “—Existing Litigation at Martin Resource Management” beginning on page S-5 of this prospectus supplement.

Risk factors

TAX RISKS

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. The recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States creates some uncertainty whether we will be classified as a partnership for U.S. federal income tax purposes.

The anticipated after-tax economic benefit of an investment in us depends largely on our classification as a partnership for federal income tax purposes. In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90% of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). “Qualifying income” includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Thus, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof but does not include rental income from leasing vessels to customers.

The recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. April 13, 2009) held that marine time charter agreements are “leases” that generate rental income for purposes of a foreign sales corporation provision of the Code. After the Tidewater decision, there is some uncertainty regarding the status of a significant portion of our income as “qualifying income” and, thus, whether we are classified as a partnership for federal income tax purposes. As a result of this uncertainty, our counsel, Baker Botts L.L.P., is now of the opinion that we should (as opposed to will) be classified as a partnership for U.S. federal income tax purposes. Please read “Material tax considerations—Partnership Status.” Additionally, as a result of the Tidewater decision, we have instructed such counsel to commence the process of obtaining a private letter ruling from the U.S. Internal Revenue Service to confirm that gross income from our marine time charter agreements constitutes “qualifying income” under Section 7704 of the Internal Revenue Code. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will issue a favorable private letter ruling to us.

If the income from our marine time charters were not considered “qualifying income,” then we would not have satisfied the “qualifying income” requirement of Section 7704 for any year of our existence and, accordingly, we would be classified as a corporation for federal income tax purposes. If we were treated as a corporation for federal income tax purposes, we would owe federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely owe state income tax at varying rates, for 2006 through the current tax year. Distributions would generally be taxed again to unitholders as corporate distributions and no income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed upon us as an entity for a period of several years, cash available for distribution to unitholders would be reduced. Treatment of us as a corporation would result in a reduction in the anticipated cash flow and after-tax return to unitholders and therefore would likely result in a reduction in the value of the common units.

Moreover, current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. At the federal level, members of Congress have considered substantive changes to the existing U.S. tax laws that would have affected certain publicly traded partnerships. Although the legislation considered would not have appeared to affect our tax treatment, we are unable to predict whether any such change or other proposals will ultimately be enacted. Moreover, any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Any such changes could negatively impact the value of an investment

Risk factors

in our common units. At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are required to pay Texas franchise tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of any such tax on us by any other state will reduce the cash available for distribution to you.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

Use of proceeds

We will receive net proceeds of approximately $51.7 million from the sale of the 1,650,000 common units offered by this prospectus supplement, after deducting underwriting discounts and estimated offering expenses. This amount includes a proportionate capital contribution from our general partner to maintain its 2% general partner interest in us. If the underwriter exercises its option to purchase 247,500 additional common units in full, we expect to receive additional net proceeds of approximately $7.8 million. We will use the net proceeds from this offering to repay outstanding indebtedness incurred under our revolving loan facility. Such amounts may be reborrowed and used to fund both recent acquisitions and expansion capital expenditures.

As of February 1, 2010, we had outstanding borrowings of approximately $249.6 million under our revolving loan facility, with a weighted-average interest rate of 7.54%, and of $67.9 million under our term loan facility, with a weighted-average interest rate of 4.73%. Borrowings under our credit facility are secured by substantially all of our assets and have been incurred primarily to finance historical acquisitions and expansion capital expenditures, as well as for general working capital needs from time to time. Our credit facility matures in November 2012.

Affiliates of certain of the underwriters are lenders under our revolving loan facility and will receive a portion of the proceeds from this offering through repayment of indebtedness under the revolving loan facility. Please read “Underwriting.”

Capitalization

The following table shows our cash and cash equivalents and our capitalization as of September 30, 2009 on:

➢	a historical basis;

➢	as adjusted for the Cross Transaction, the Investment and the Amendments to the Credit Agreement (See “Summary—Recent Developments”); and

➢	as further adjusted to give effect to: (a) the public offering of 1,650,000 common units, (b) the increase in our general partner capital account of approximately $1.1 million to allow it to maintain its 2% general partner interest, and (c) the application of the net proceeds therefrom as set forth under “Use of proceeds.”

The historical information in the table is derived from and should be read in conjunction with our historical financial statements, including the accompanying notes, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 30,
	2009
			As Further
	Actual	As Adjusted	Adjusted

		(in thousands)

Cash and cash equivalents	$5,924	$5,924	$5,924

Debt, including current maturities:
Revolving loan facility(1)	170,000	220,802	169,128
Term loan facility	130,000	67,949	67,949
Other	6,311	6,311	6,311

Total long-term debt	306,311	295,062	243,388
Partners’ capital
Common unitholders	222,485	259,009	309,602
Subordinated unitholders	(4,734)	11,700	11,700
General partner	3,595	4,919	6,000
Accumulated other comprehensive (loss)	(3,065)	(3,065)	(3,065)

Total partners’ capital	218,281	272,563	324,237

Total capitalization	$524,592	$567,625	$567,625

(1)	As of February 1, 2010, borrowings under our revolving loan facility were $249.6 million and borrowing under our term loan facility were $67.9 million.

Price range of common units and distributions

Our common units are quoted on the Nasdaq Global Select Market under the symbol “MMLP.” Our common units were admitted for quotation on November 1, 2002 at an initial public offering price of $19.00 per common unit.

The following table sets forth, for the periods indicated, the high and low sales prices per common unit, as reported by the Nasdaq Global Select Market, and the amount of the cash distributions declared per common unit:

			Cash
	Price Range		Distributions
	High	Low	Per Unit(1)

Year Ending December 31, 2010
First Quarter(2)	$34.40	$31.36	(3)
Year Ended December 31, 2009
Fourth Quarter	$31.95	$25.01	$0.750	(4)
Third Quarter	$28.51	$20.25	$0.750
Second Quarter	$22.58	$17.23	$0.750
First Quarter	$21.84	$13.76	$0.750
Year Ended December 31, 2008
Fourth Quarter	$28.69	$12.00	$0.750
Third Quarter	$36.60	$19.00	$0.750
Second Quarter	$36.73	$31.32	$0.740
First Quarter	$37.67	$30.00	$0.720
Year Ended December 31, 2007
Fourth Quarter	$39.61	$35.01	$0.700
Third Quarter	$42.67	$33.34	$0.680
Second Quarter	$42.98	$39.02	$0.660
First Quarter	$41.23	$32.50	$0.640

(1)	Distributions are shown for the quarter with respect to which they were declared.

(2)	Through February 2, 2010.

(3)	Since the first quarter of 2010 has not concluded, a quarterly cash distribution has not yet been declared for the first quarter of 2010.

(4)	On January 21, 2010, we declared a quarterly cash distribution of $0.75 per common unit for the fourth quarter of 2009, or $3.00 per common unit on an annualized basis. Purchasers of common units in this offering will not participate in the fourth quarter distribution to be paid on February 12, 2010.

Material tax considerations

This section discusses the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing Treasury regulations and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Martin Midstream Partners L.P.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (“IRAs”) and other tax-qualified retirement plans, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local, and foreign tax consequences particular to him of the ownership or disposition of common units.

Except as described in “Partnership Status” below, no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Baker Botts L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinions of Baker Botts L.L.P. and are based on the accuracy of the representations made by us.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

➢	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (Please see “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

➢	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (Please see “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

➢	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (Please see “—Tax Consequences of Unit Ownership—Section 754 Election”).

Moreover, for the reasons described below, Baker Botts L.L.P. is rendering its opinion that we should (as opposed to will) be classified as a partnership and the Operating Partnership should be disregarded as an entity separate from us for federal income tax purposes.

Material tax considerations

Partnership status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or to the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

In general, entities with multiple owners which are formed as state law limited partnerships are classified as partnerships for federal income tax purposes provided that they do not elect to be taxed as corporations. However, Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Qualifying income does not include rental income from leasing personal property.

A recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. Apr. 13, 2009), held that marine time charter agreements are “leases” that generate rental income (rather than transportation services income) for purposes of a foreign sales corporation provision of the Internal Revenue Code. Although the Tidewater case was not decided under Section 7704 of the Internal Revenue Code, the opinion in the case creates some risk that the income from our marine time charter agreements is rental income and, therefore, is not “qualifying income” under Section 7704 of the Internal Revenue Code. However, the court’s ruling in Tidewater was contrary to the position of the IRS in that case, and it is currently uncertain whether the IRS will follow the marine time charter analysis in Tidewater for purposes of making “qualifying income” determinations under Section 7704 of the Internal Revenue Code. Moreover, the court’s ruling in Tidewater relies on a provision of the Internal Revenue Code (Section 7701(e)) which, by its terms, is not directly applicable to “qualifying income” determinations under Section 7704 of the Internal Revenue Code.

After taking into account the decision in the Tidewater case and the other items discussed in the preceding paragraph, Baker Botts L.L.P. has rendered its opinion that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, and the representations and estimate described below, we should (as opposed to will) be classified as a partnership and the Operating Partnership should be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us and our general partner and on an estimate prepared by us that less than 7% of our gross income for 2010 will not be qualifying income; however, this estimate could change from time to time. The factual representations made by us and our general partner upon which Baker Botts L.L.P. has relied are:

(a)  Neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;

(b)  For each taxable year, more than 90% of our gross income has been and will be income that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

Material tax considerations

(c)  Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Baker Botts L.L.P. has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

Because of the uncertainty resulting from the decision in the Tidewater case, we have instructed our tax counsel to commence the process of obtaining a private letter ruling from the IRS to confirm that gross income from our marine time charter agreements constitutes “qualifying income” under Section 7704 of the Internal Revenue Code. There can be no assurance that the IRS will issue a favorable private letter ruling.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and we would owe federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely owe state income tax at varying rates, for 2006 through the current tax year. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a reduction in the anticipated cash flow and after-tax return to unitholders and therefore would likely result in a reduction of the value of the units. Moreover, if, because of the Tidewater decision, we were deemed to have failed to have met the Qualifying Income Exception, a tax would be imposed upon us as an entity for a period of several years and, as a result, cash available for distribution to unitholders would be reduced.

The discussion below is based on Baker Botts L.L.P.’s opinion that we should be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

Unitholders who have become limited partners of Martin Midstream Partners L.P. will be treated as partners of Martin Midstream Partners L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please see “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Material tax considerations

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Martin Midstream Partners L.P.

The references to “unitholders” in the discussion that follows assume that a unitholder is treated as one of our partners for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

Flow-Through of Taxable Income

We do not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please see “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth calendar quarter of 2012, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.675 per unit

Material tax considerations

to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of taxable income to distributions could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

➢	gross income from operations exceeds the amount required to maintain the current distribution amount on all units, yet we only distribute the current distribution amount on all units; or

➢	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for our common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please see “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of

Material tax considerations

the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

➢	interest on indebtedness properly allocable to property held for investment;

➢	our interest expense attributed to portfolio income; and

➢	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Material tax considerations

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to certain other classes of units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these excess distributions or incentive distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any assets contributed to us that exists at the time of such contribution (the assets described in clauses (i) and (ii) are together referred to in this discussion as the “Contributed Property”). The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future, we will make “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to all holders of partnership interests immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

➢	his relative contributions to us;

➢	the interests of all the partners in profits and losses;

➢	the interests of all the partners in cash flow; and

➢	the rights of all the partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of those issues specified in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees” on which Baker Botts L.L.P. has not rendered an opinion, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Material tax considerations

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

➢	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

➢	any cash distributions received by the unitholder as to those units would be fully taxable; and

➢	all of these distributions would appear to be ordinary income.

Baker Botts L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. We do not expect to generate significant tax preference items or adjustments. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have generally adopted as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury

Material tax considerations

Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations.

Although Baker Botts L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please see “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please see “—Disposition of Common Units—Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the

Material tax considerations

IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please see “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please see “—Tax Consequences of Unit Ownership —Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to amortization deductions with respect to certain goodwill conveyed to us in future transactions or held at the time of any future offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the

Material tax considerations

estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

DISPOSITION OF COMMON UNITS

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Material tax considerations

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

➢	a short sale;

➢	an offsetting notional principal contract; or

➢	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to below as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify

Material tax considerations

the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who satisfies such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there are sales or exchanges that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and could result in common unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has announced recently that it plans to issue guidance regarding the treatment of constructive terminations of publicly traded partnerships such as us. Any such guidance may change the application of the rules discussed above and may affect the tax treatment of a unitholder.

UNIFORMITY OF UNITS

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please see “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please see “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that

Material tax considerations

these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please see “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by tax-qualified retirement plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Most other organizations exempt from federal income tax, including IRAs and other tax-qualified retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, cash distributions to non-U.S. unitholders will be subject to withholding at the highest applicable effective tax rates. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, a unitholder’s gain is considered to be effectively connected income to the extent such gain is attributable to assets of Martin Midstream Partners L.P. which are used in the conduct of a U.S. trade or business. In this regard, substantially all of our assets are used in the conduct of a U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the

Material tax considerations

5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders likely will be subject to federal income tax on gain from the sale or disposition of their units.

ADMINISTRATIVE MATTERS

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

➢	the name, address and taxpayer identification number of the beneficial owner and the nominee;

➢	whether the beneficial owner is:

(1)  a person that is not a United States person;

Material tax considerations

(2)  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)  a tax-exempt entity;

➢	the amount and description of common units held, acquired or transferred for the beneficial owner; and

➢	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

➢	for which there is, or was, “substantial authority;” or

➢	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

Material tax considerations

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please see “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions:

➢	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties,”

➢	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

➢	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS

In addition to federal income taxes, you may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property and do business in Alabama, Arkansas, California, Georgia, Florida, Illinois, Louisiana, Mississippi, Nebraska, Texas and Utah. Moreover, we may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you might be required to file income tax returns and to pay income taxes in other jurisdictions in which we do business or own property, now or in the future, and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please see “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Investment in us by benefit plans

An equity investment in us by a “benefit plan” may raise certain issues under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code. Certain of these issues are described below. No attempt is made in this summary to describe issues that may arise under federal, state or local laws that are not preempted by ERISA (for example, any federal, state or local laws applicable to governmental plans or other benefit plans excluded from coverage under ERISA). In addition, this summary does not discuss the laws of any country other than the United States. Prospective investors that may be subject to any such laws should therefore consult their professional advisors with regard to such laws.

BENEFIT PLANS

ERISA and the Internal Revenue Code regulate “benefit plans,” which are broadly defined in Section 3(3) of ERISA as “employee benefit plans” and Section 4975(e)(1) of the Internal Revenue Code as “plans.” For purposes of this summary, the term “benefit plan” includes, but is not limited to, qualified pension, profit-sharing, and stock bonus plans established by an employer or employer organization (also referred to herein as qualified retirement plans) and IRAs.

FIDUCIARIES

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of such benefit plans and prohibit certain transactions involving the assets of such benefit plans and their fiduciaries or certain parties with an interest in the benefit plans. Under ERISA and the Internal Revenue Code, any person who (a) exercises discretionary authority or control over the management of the benefit plan or exercises any authority or control over the management or disposition of the assets of the benefit plan, (b) renders investment advice to the benefit plan for a fee or other compensation, (c) has discretionary authority or responsibility in the administration of the benefit plan, or (d) otherwise is designated to carry out the foregoing, generally is considered to be a fiduciary of the benefit plan.

Duties of a fiduciary

Under ERISA, a benefit plan fiduciary is required to discharge its duties with respect to such benefit plan solely in the interest of participants and beneficiaries of the benefit plan, and for the exclusive purpose of (a) providing benefits to participants and beneficiaries, and (b) defraying reasonable expenses of the benefit plan. Such duties must be discharged with such care, skill, prudence, and diligence under the circumstances then prevailing as a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a similar character and with similar aims. A fiduciary must also (a) diversify the investments of the benefit plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, and (b) invest assets of the benefit plan in accordance with the documents and instruments governing the benefit plan to the extent such documents and instruments are consistent with the provisions of ERISA.

In considering an investment of a portion of the assets of any benefit plan in us, a benefit plan fiduciary must discharge its duties in accordance with ERISA and the Internal Revenue Code. Such duties include, but are not limited to, determining, in light of the risk factors inherent in an investment in us, whether the investment is in accordance with the documents and instruments governing the benefit plan and the applicable provisions of ERISA or the Internal Revenue Code. For instance, the benefit plan fiduciary should consider whether the investment is permitted by the applicable plan documents and governing instruments and would be considered as prudent under ERISA and whether the benefit plan will satisfy ERISA’s diversification rules after the investment is made (the fiduciary rules of ERISA generally do not

Investment in us by benefit plans

apply to IRAs but IRAs are subject to the prohibited transaction rules described below and those rules should be evaluated in connection with any contemplated investment in us by an IRA). In addition, a benefit plan fiduciary should consider whether the investment will result in the recognition of unrelated business taxable income by the benefit plan, and the effect such recognition would have on the benefit plan’s after tax investment return.

PROHIBITED TRANSACTIONS

A “prohibited transaction” is defined to include most transactions involving “plan assets,” including (without limitation) the direct or indirect sale of property, lending of money, and provision of services, between a benefit plan and certain persons who have specified relationships with the benefit plan (such persons being a “party in interest,” and/or “disqualified person,” as described below). Acts of self-dealing by fiduciaries also constitute prohibited transactions. Unless an statutory, individual or class exemption is available, the Internal Revenue Code imposes an excise tax on such prohibited transactions and may result in a loss of tax-exempt status with respect to an IRA. Accordingly, absent an exemption, a fiduciary of a benefit plan should not invest the assets of any benefit plan in us if our general partner or any of its affiliates is a fiduciary or other “party in interest” (as defined in ERISA) or “disqualified person” (as defined in the Internal Revenue Code) with respect to the benefit plan.

PLAN ASSETS

Fiduciary responsibilities and prohibited transaction restrictions generally apply with respect to the assets of a benefit plan, as well as any entity whose assets include such benefit plan’s assets. The U.S. Department of Labor has promulgated regulations, 29 C.F.R. Section 2510.3-101 as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”), which identify a benefit plan’s assets when a benefit plan invests in an entity. Under the Plan Asset Regulations, if a benefit plan (or an entity whose assets include such benefit plan’s assets, collectively, a “benefit plan investor” within the meaning of the Plan Asset Regulations) invests in us, unless an exception applies, the benefit plan’s assets will include its interest in us and will also include our underlying assets.

There are four exceptions to the rule treating an entity’s underlying assets as plan assets. Generally, if a benefit plan invests in an entity, then such benefit plan’s assets will include its equity investment in the entity but will not include the entity’s underlying assets, so long as the entity is one:

(a)  whose security is a publicly offered security (i.e., the equity interests are held by 100 or more investors independent of the issuer and each other, freely transferable within the meaning of the Plan Asset Regulations and registered under certain provisions of the federal securities laws);

(b)  whose security is registered under the Investment Company Act of 1940;

(c)  which is an operating company, including a “venture capital operating company” or a “real estate operating company” (i.e., an entity primarily engaged in production of a product or service other than the investment of capital (i.e., an active business), an entity that primarily invests in such active businesses or invests certain real estate that is managed or developed); or

(d)  in which equity participation by benefit plan investors is not “significant” (i.e., benefit plan investors hold less than 25% of the total value of each class of equity interests in the entity).

It is expected that our common units will constitute publicly-offered securities, within the meaning of (a) immediately above. Thus, it is expected that our underlying assets generally will not be considered as “plan assets” under the Plan Assets Regulation.

Investment in us by benefit plans

PLAN ASSET CONSEQUENCES

If our underlying assets were to be deemed to be as “plan assets,” then, among other things, (a) the prudence and other fiduciary responsibility standards of ERISA would apply to our operations and (b) certain transactions in which we might seek to engage could constitute or involve “prohibited transactions” under ERISA and the Internal Revenue Code. If a prohibited transaction occurs for which no exemption is available, the general partner and any other fiduciary that has engaged in the prohibited transaction could be required (a) to restore to the benefit plan any profit realized on the transaction and (b) to reimburse the benefit plan for any losses suffered by the benefit plan as a result of the transaction. In addition, each disqualified person (within the meaning of Section 4975 of the Internal Revenue Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year (or portion of the year) the transaction continues and, unless the transaction is corrected (e.g., unwound) within statutorily required periods, to an additional tax of 100% of the amount involved (such taxes are referred to as “prohibited transaction excise taxes”). Benefit plan fiduciaries who decide to invest in us could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in us or as co-fiduciaries for actions taken by or on behalf of us or our general partner and/or its affiliates. With respect to IRAs, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status. In addition, to the extent someone other than the IRA owner or beneficiary engaged in such prohibited transaction, such person could be subject to prohibited transaction excise taxes. The foregoing discussion is not comprehensive and other significant adverse results could also arise.

All potential investors should consult with their own legal counsel concerning the potential impact of ERISA and the Internal Revenue Code to such potential investor prior to making an investment in us. A benefit plan fiduciary can be personally liable for (a) losses incurred by a benefit plan resulting from a breach of fiduciary duties, (b) a civil penalty, which may be imposed by the U.S. Department of Labor, of as much as 20% of any amount recovered by the benefit plan, and (c) to the extent the benefit plan fiduciary is also a disqualified person within the meaning of Section 4975 of the Internal Revenue Code, prohibited transaction excise taxes. Accordingly, before proceeding with an investment in us, a benefit plan fiduciary, taking into account the facts and circumstances of such benefit plan, should consider any applicable fiduciary standards and any prohibitions imposed against certain transactions under ERISA or the Internal Revenue Code, and the permissibility of such investment under the governing documents of the benefit plan. Thus, taking into consideration the information contained herein, the benefit plan fiduciary should give special attention to (a) the Plan Asset Regulations and the impact of such regulations upon the benefit plan fiduciary’s decision to invest in us, (b) the prudence of an investment in us, and (c) otherwise applicable provisions of ERISA and the Internal Revenue Code, considering all facts and circumstances of the investment which the benefit plan fiduciary knows or should know are relevant to the investment or a series or program of investments of which an investment we are a part.

Our general partner and counsel to the general partner make no representations with respect to whether an investment in us would be a suitable investment within any benefit plan’s particular investment portfolio.

Underwriting

We are offering our common units described in this prospectus supplement through the underwriters named below. UBS Securities LLC, RBC Capital Markets Corporation and Wells Fargo Securities, LLC are acting as the representatives of the underwriters. Subject to the terms and conditions of an underwriting agreement, each of the underwriters has severally agreed to purchase the number of common units listed next to its name in the following table:

Underwriter	Number of common units

UBS Securities LLC	495,000
RBC Capital Markets Corporation	495,000
Wells Fargo Securities, LLC	495,000
Morgan Keegan & Company, Inc.	82,500
Stifel Nicolaus & Company, Incorporated	82,500

Total	1,650,000

The underwriting agreement provides that the underwriters must buy all of the common units if they buy any of them. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ option to purchase additional common units described below. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us and our affiliates to the underwriters are true, that there has been no material adverse change in the condition of us and that we deliver to the underwriters customary closing documents.

Our common units and the common units to be sold upon the exercise of the underwriters’ option to purchase additional common units, if any, are offered subject to a number of conditions, including:

➢	receipt and acceptance of our common units by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our common units, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL COMMON UNITS

We have granted the underwriters an option to buy up to an aggregate 247,500 additional common units. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common units approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Common units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.87 per common unit from the offering price. If all the common units are not sold at the offering price, the representatives may change the offering price and the other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common units at the prices and upon the terms stated therein, and, as a

Underwriting

result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per unit and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 247,500 units.

	No exercise	Full exercise

Per Unit	$1.45	$1.45
Total	$2,392,500	$2,751,375

We estimate that the total expenses of this offering payable by us, excluding the underwriting discounts and commissions, will be approximately $0.4 million.

INDEMNIFICATION

We, our general partner, our operating subsidiaries and the general partner of our operating partnership have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

LOCK-UP AGREEMENTS

Martin Resource Management, certain of its subsidiaries and the directors and certain of the executive officers of our general partner have entered into lock-up agreements with the underwriters. Under these agreements, each of the these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell, pledge or otherwise dispose of or hedge our common units or securities convertible into or exchangeable for our common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or publicly disclose the intention to do any of the foregoing. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. The restrictions described in this paragraph do not apply to, among other things, the sale of units to the underwriters pursuant to the underwriting agreement, grants of restricted common units or options to acquire restricted common units pursuant to our long term incentive plan or the issuance of common units pursuant to distribution reinvestments under a plan maintained by Martin Resource Management.

At any time and without public notice, the representatives may in their discretion, release all or some of the securities from these lock-up agreements.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Underwriting

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while this offering is in progress. These transactions may also include making short sales of our common units, which involves the sale by the underwriters of a greater number of common units than they are required to purchase in this offering, and purchasing common units on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional common units referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option to purchase additional common units, in whole or in part, or by purchasing common units in the open market. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units.

Naked short sales are in excess of the underwriters’ option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in this offering.

LISTING

Our common units are listed on the Nasdaq Global Select Market under the symbol “MMLP.”

ELECTRONIC DISTRIBUTION

A prospectus supplement in electronic format may be made available by one or more of the underwriters or their affiliates. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus supplement in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

RELATIONSHIPS WITH UNDERWRITERS

Some of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.

Affiliates of UBS Securities LLC, RBC Capital Markets Corporation, Wells Fargo Securities, LLC and Morgan Keegan & Company, Inc. are lenders under our revolving loan facility. These affiliates will receive their respective share of any repayment by us of amounts outstanding under our revolving loan facility from the proceeds of this offering.

Because the Financial Industry Regulatory Authority (“FINRA”) views our common units as interests in a direct participation program, this offering is being made in compliance with FINRA Rule 2310.

Underwriting

Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

FOREIGN SELLING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a)  to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

b)  to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

c)  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Germany

Notice to the Residents of Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the units in Germany. Consequently, the units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE

Underwriting

UNITS TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

The units may not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland and neither this document nor any other solicitation for investments in the shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156/652a of the Swiss Code of Obligations (“CO”). This document may not be copied, reproduced, distributed or passed on to others without the Offeror’s prior written consent. This document is not a prospectus within the meaning of Articles 1156/652a CO and the shares will not be listed on the SIX Swiss Exchange. Therefore, this document may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. In addition, it cannot be excluded that the Offeror could qualify as a foreign collective investment scheme pursuant to Article 119 para. 2 Swiss Federal Act on Collective Investment Schemes (“CISA”). The units will not be licensed for public distribution in and from Switzerland. Therefore, the units may only be offered and sold to so-called “qualified investors” in accordance with the private placement exemptions pursuant to applicable Swiss law (in particular, Article 10 para. 3 CISA and Article 6 of the implementing ordinance to the CISA). The Offeror has not been licensed and is not subject to the supervision of the Swiss Financial Market Supervisory Authority (“FINMA”). Therefore, investors in the shares do not benefit from the specific investor protection provided by CISA and the supervision of the FINMA.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Legal matters

The validity of the common units will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

Experts

The following financial statements and management’s assessment have been incorporated in this prospectus supplement by reference in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing: (i) the consolidated financial statements of Martin Midstream Partners L.P. and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, (ii) the balance sheet of Martin Midstream GP LLC, our general partner, as of December 31, 2008 and 2007, and (iii) the financial statements of Waskom Gas Processing Company, one of our unconsolidated entities, as of and for the years ended December 31, 2008 and 2007, and for each of the years in the three year period ended December 31, 2008.

Where you can find more information

We file periodic reports and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. We encourage you to call the SEC at 1-800-SEC-0330 for more information about its public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Information about us is also available to the public from our website at http://www.martinmidstream.com. Information contained on our website is not incorporated by reference into this prospectus supplement and, you should not consider information contained on our website as part of this prospectus supplement.

This prospectus supplement is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

You may also obtain a copy of our filings with the SEC, at no cost, by writing or telephoning us at the following address:

Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662
Attention: Joe McCreery
Telephone: (903) 983-6200

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement and the accompanying prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and the accompanying prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus supplement the documents listed below (excluding any portions thereof that are deemed to be furnished and not filed):

➢	our annual report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 4, 2009;

➢	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 filed with the SEC on May 6, 2009, June 30, 2009 filed with the SEC on August 5, 2009 and September 30, 2009 filed with the SEC on November 4, 2009;

➢	our current reports on Form 8-K or 8-K/A (excluding any portions thereof that may be deemed to be furnished and not filed) filed June 30, 2009, August 5, 2009, November 16, 2009, December 1, 2009, December 23, 2009, January 19, 2010 and January 29, 2010;

➢	the description of our common units in our registration statement on Form 8-A (File No. 1-02801862) filed pursuant to the Securities Exchange Act of 1934 on October 29, 2002; and

➢	all documents filed by us under Sections 13(a), 13(c), 14 or l5(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through the SEC’s web site at the address provided above. You may also obtain a copy of any of the documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address:

Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662
Attention: Joe McCreery
Telephone: (903) 983-6200

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompany prospectus. If information in incorporated documents conflicts with information in this prospectus supplement or the accompanying prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

Cautionary statements regarding forward-looking statements

Statements included in this prospectus supplement or the accompanying prospectus that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk factors” and elsewhere in this prospectus supplement or the accompanying prospectus.

PROSPECTUS

$400,000,000

Martin Midstream Partners L.P.

COMMON UNITS
DEBT SECURITIES

Martin Operating Partnership L.P.

DEBT SECURITIES

The following securities may be offered under this prospectus:

•	Common units representing limited partner interests in Martin Midstream Partners L.P.;

•	Debt securities of Martin Midstream Partners L.P.; and

•	Debt securities of Martin Operating Partnership L.P.

The aggregate initial offering price of the securities that we offer by this prospectus will not exceed $400,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer these securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities and also may add, update or change information contained in this prospectus. The common units are traded on the Nasdaq National Market under the symbol “MMLP.”

You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

Investing in our securities involves risk. You should carefully consider the risk factors described under “Risk Factors” beginning on page 3 of this prospectus before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 3, 2008

ABOUT THIS PROSPECTUS	i
MARTIN MIDSTREAM PARTNERS L.P.	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	22
USE OF PROCEEDS	23
RATIO OF EARNINGS TO FIXED CHARGES	23
DESCRIPTION OF THE DEBT SECURITIES	23
DESCRIPTION OF THE COMMON UNITS	32
CASH DISTRIBUTION POLICY	34
THE PARTNERSHIP AGREEMENT	42
MATERIAL TAX CONSIDERATIONS	54
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS	66
PLAN OF DISTRIBUTION	67
LEGAL MATTERS	68
EXPERTS	68
WHERE YOU CAN FIND MORE INFORMATION	68
INCORPORATION BY REFERENCE	69

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $400,000,000 in total aggregate initial offering price of securities described in this prospectus. This prospectus provides you with a general description of Martin Midstream Partners L.P., Martin Operating Partnership L.P. and the securities offered under this prospectus.

Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

As used in this prospectus, “Martin Midstream Partners,” “we,” “us,” and “our” and similar terms mean Martin Midstream Partners L.P., and, unless the context requires otherwise, our operating partnership, Martin Operating Partnership L.P. References to “Martin Midstream Partners Predecessor,” “we,” “ours,” “us,” or like terms when used in a historical context for periods prior to November 2002 refer to the assets and operations of Martin Resource Management Corporation’s businesses that were contributed to us in connection with the closing of our initial public offering in November 2002. References in this prospectus to “Martin Operating Partnership” refer to our operating partnership, Martin Operating Partnership L.P. References in this prospectus to “Martin Resource Management” refer to Martin Resource Management Corporation and its direct and indirect consolidated and unconsolidated subsidiaries.

i

MARTIN MIDSTREAM PARTNERS L.P.

We are a publicly traded limited partnership with a diverse set of operations focused primarily in the United States Gulf Coast region. Our five primary business lines include:

•	Terminalling and storage services for petroleum products and by-products

•	Natural gas services

•	Marine transportation services for petroleum products and by-products

•	Sulfur gathering, processing and distribution

•	Fertilizer manufacturing and distribution

The petroleum products and by-products we collect, transport, store and market are produced primarily by major and independent oil and gas companies who often turn to third parties, such as us, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, our primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of these products. We operate primarily in the Gulf Coast region of the United States. This region is a major hub for petroleum refining, natural gas gathering and processing and support services for the exploration and production industry.

Primary Business Segments

Our primary business segments can be generally described as follows:

•	Terminalling and Storage. We own or operate 17 marine terminal facilities and four inland terminal facilities located in the United States Gulf Coast region that provide storage and handling services for producers and suppliers of petroleum products and by-products, lubricants and other liquids. We also provide land rental to oil and gas companies along with storage and handling services for lubricants and fuel oil.

•	Natural Gas Services. We have ownership interests in over 500 miles of natural gas gathering pipelines located in the natural gas producing regions of Central and East Texas, Northwest Louisiana, the Texas Gulf Coast and offshore Texas and federal waters in the Gulf of Mexico as well as 210 million cubic feet per day (“MMcfd”) of natural gas processing capacity in East Texas which is currently being expanded to 280 MMcfd. In addition, we distribute natural gas liquids (“NGLs”). We purchase NGLs primarily from natural gas processors. We store NGLs in our supply and storage facilities for resale to propane retailers, refineries and industrial NGL users in Texas and the Southeastern United States. We own three NGL supply and storage facilities with an aggregate above ground storage capacity of approximately 132,000 gallons and we lease approximately 72 million gallons of underground storage capacity for NGLs.

•	Marine Transportation. We own a fleet of 37 inland marine tank barges, 16 inland push boats and four offshore tug barge units that transport petroleum products and by-products primarily in the United States Gulf Coast region. We provide these transportation services on a fee basis primarily under annual contracts. In addition, our marine segment manages our sulfur segment’s marine assets.

•	Sulfur. We gather, process and distribute sulfur predominately produced by oil refineries primarily located in the United States Gulf Coast region. We process molten sulfur into prilled, or pelletized, sulfur under both fee-based volume contracts and buy/sell contracts at our facilities in Port of Stockton, California and our Neches terminal in Beaumont, Texas.

•	Fertilizer. We own and operate six fertilizer production plants and one emulsified sulfur blending plant that manufacture primarily sulfur-based fertilizer products for wholesale distributors and industrial users. These plants are located in Illinois, Texas and Utah.

Our principal executive offices are located at 4200 Stone Road, Kilgore, Texas 75662, our phone number is (903) 983-6200, and our web site is www.martinmidstream.com.

Recent Developments

On May 2, 2007, we acquired the outstanding stock of Woodlawn Pipeline Company, Inc. (“Woodlawn”), a natural gas gathering and processing company with integrated gathering and processing assets in East Texas for $30.6 million. In addition, we purchased a compressor for $0.4 million from an affiliate of the selling parties. In conjunction with this transaction, we also acquired a pipeline that delivers residue gas from the Woodlawn processing plant to the Texas Eastern Transmission pipeline system for $2.1 million. The business will be included in our Natural Gas Services segment.

Our Relationship with Martin Resource Management

We were formed in 2002 by Martin Resource Management, a privately-held company whose initial predecessor was incorporated in 1951 as a supplier of products and services to drilling rig contractors. Since then, Martin Resource Management has expanded its operations through acquisitions and internal expansion initiatives as its management identified and capitalized on the needs of producers and purchasers of hydrocarbon products and by-products and other bulk liquids. Martin Resource Management owns an approximate 35.4% limited partnership interest in us. Furthermore, it owns and controls our general partner, which owns a 2.0% general partner interest and incentive distribution rights in us. Martin Resource Management directs our business operations through its ownership and control of our general partner. In addition, under the terms of an omnibus agreement with Martin Resource Management, the employees of Martin Resource Management are responsible for conducting our business and operating our assets. Martin Resource Management is also an important supplier and customer of ours.

THE GUARANTORS

Martin Midstream Partners will unconditionally guarantee any series of debt securities of Martin Operating Partnership offered by this prospectus, as set forth in a related prospectus supplement. If a series of debt securities of Martin Midstream Partners is guaranteed, Martin Operating Partnership will unconditionally guarantee such series of debt securities of Martin Midstream Partners offered by this prospectus, as set forth in a related prospectus supplement. As used in this prospectus, the term “Guarantor” means, Martin Midstream Partners in its role as guarantor of the debt securities of Martin Operating Partnership or Martin Operating Partnership in its role as guarantor of the debt securities of Martin Midstream Partners.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a business similar to ours. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In this case, we might not be able to pay distributions on our common units or make principal or interest payments on our debt securities, the trading price of our common units or our debt securities could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the risks set forth below. The risks described below should not be considered to be comprehensive and all-inclusive. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations, financial condition and results of operations. If any events occur that give rise to the following risks, our business, financial condition, or results of operations could be materially and adversely affected, and as a result, the trading price of our common units or our debt securities could be materially and adversely impacted. Many of such factors are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on forward-looking statements.

We may not have sufficient cash after the establishment of cash reserves and payment of our general partner’s expenses to enable us to pay distributions to our unitholders or make principal or interest payments on our debt securities.

We may not have sufficient available cash each quarter in the future to pay the minimum quarterly distribution on all our units or make principal or interest payments on our debt securities. Under the terms of our partnership agreement, we must pay our general partner’s expenses and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our common units or use to make principal or interest payments on our debt securities principally depends upon the amount of net cash generated from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the costs of acquisitions, if any;

•	the prices of petroleum products and by-products;

•	fluctuations in our working capital;

•	the level of capital expenditures we make;

•	restrictions contained in our debt instruments and our debt service requirements;

•	our ability to make working capital borrowings under our credit facility; and

•	the amount, if any, of cash reserves established by our general partner in its discretion.

You should also be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from working capital borrowings, and not solely on profitability, which will be affected by non-cash items. In addition, our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the establishment of reserves, each of which can affect the amount of cash available for distribution to our unitholders. As a result, we may make cash distributions or make principal or interest payments on our debt securities during periods when we record losses and may not make cash distributions or may not make principal and interest payments on our debt securities during periods when we record net income.

Adverse weather conditions, including droughts, hurricanes, tropical storms and other severe weather, could reduce our results of operations and ability to make distributions to our unitholders or make principal and interest payments on our debt securities.

Our distribution network and operations are primarily concentrated in the Gulf Coast region and along the Mississippi River inland waterway. Weather in these regions is sometimes severe (including tropical storms and hurricanes) and can be a major factor in our day-to-day operations. Our marine transportation operations can be significantly delayed, impaired or postponed by adverse weather conditions, such as fog in the winter and spring months, and certain river conditions. Additionally, our terminalling and storage and marine transportation operations and our assets in the Gulf of Mexico, including our barges, push boats, tugboats and terminals, can be adversely impacted or damaged by hurricanes, tropical storms, tidal waves or other related events. Demand for our lubricants and the diesel fuel we throughput in our terminalling and storage segment can be affected if offshore drilling operations are disrupted by weather in the Gulf of Mexico.

National weather conditions have a substantial impact on the demand for our products. Unusually warm weather during the winter months can cause a significant decrease in the demand for NGL products, fuel oil and gasoline. Likewise, extreme weather conditions (either wet or dry) can decrease the demand for fertilizer. For example, an unusually wet spring can delay planting of seeds, which can leave insufficient time to apply fertilizer at the planting stage. Conversely, drought conditions can kill or severely stunt the growth of crops, thus eliminating the need to nurture plants with fertilizer. Any of these or similar conditions could result in a decline in our net income and cash flow, which would reduce our ability to make distributions to our unitholders or make principal and interest payments on our debt securities.

If we incur material liabilities that are not fully covered by insurance, such as liabilities resulting from accidents on rivers or at sea, spills, fires or explosions, our results of operations and ability to make distributions to our unitholders or make principal and interest payments on our debt securities could be adversely affected.

Our operations are subject to the operating hazards and risks incidental to terminalling and storage, marine transportation and the distribution of petroleum products and by-products and other industrial products. These hazards and risks, many of which are beyond our control, include:

•	accidents on rivers or at sea and other hazards that could result in releases, spills and other environmental damages, personal injuries, loss of life and suspension of operations;

•	leakage of NGLs and other petroleum products and by-products;

•	fires and explosions;

•	damage to transportation, terminalling and storage facilities, and surrounding properties caused by natural disasters; and

•	terrorist attacks or sabotage.

Our insurance coverage may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage, including various legal proceedings and litigation resulting from these hazards and risks. If we incur material liabilities that are not covered by insurance, our operating results, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities could be adversely affected.

Changes in the insurance markets attributable to the September 11, 2001 terrorist attacks, and their aftermath, may make some types of insurance more difficult or expensive for us to obtain. In addition, changes in the insurance markets attributable to the effects of Hurricanes Katrina and Rita, and their aftermath, may make some types of insurance more difficult or expensive for us to obtain. As a result, we may be unable to secure the levels and types of insurance we would otherwise have secured prior to such events. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage.

The price volatility of petroleum products and by-products can reduce our results of operations and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

We purchase petroleum products and by-products such as molten sulfur, sulfur derivatives and NGLs, and sell these products to wholesale and bulk customers and to other end users. Since the closing of the Tesoro Marine asset acquisition, we and our affiliates also distribute and market lubricants. We also generate revenues through the terminalling and storage of certain products for third parties. The price and market value of petroleum products and by-products can be volatile. Our revenues have been adversely affected by this volatility during periods of decreasing prices because of the reduction in the value and resale price of our inventory. Future price volatility could have an adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Increasing energy prices could adversely affect our results of operations.

Increasing energy prices could adversely affect our results of operations. Diesel fuel, natural gas, chemicals and other supplies are recorded in operating expenses. An increase in price of these products would increase our operating expenses which could adversely affect our results of operations including net income and cash flows. We cannot assure unitholders or debt security holders that we will be able to pass along increased operating expenses to our customers.

Restrictions in our credit facility may prevent us from making distributions to our unitholders or to make principal and interest payments on our debt securities.

The payment of principal and interest on our indebtedness reduces the cash available for distribution to our unitholders. In addition, we are prohibited by our credit facility from making cash distributions during an event of default or if the payment of a distribution would cause an event of default thereunder. Our leverage and various limitations in our credit facility may reduce our ability to incur additional debt, engage in certain transactions and capitalize on acquisition or other business opportunities that could increase cash flows and distributions to our unitholders.

If we do not have sufficient capital resources for acquisitions or opportunities for expansion, our growth will be limited.

We intend to explore acquisition opportunities in order to expand our operations and increase our profitability. We may finance acquisitions through public and private financing, or we may use our limited partner interests for all or a portion of the consideration to be paid in acquisitions. Distributions of cash with respect to these equity securities or limited partner interests may reduce the amount of cash available for distribution to our unitholders or to make principal and interest payments on our debt securities. In addition, in the event our limited partner interests do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our limited partner interests as all or part of the consideration, we may be required to use our cash resources, if available, or rely on other financing arrangements to pursue acquisitions. If we use funds from operations, other cash resources or increased borrowings for an acquisition, the acquisition could adversely impact our ability to make distributions to our unitholders or to make principal and interest payments on our debt securities. Additionally, if we do not have sufficient capital resources or are not able to obtain financing on terms acceptable to us for acquisitions, our ability to implement our growth strategies may be adversely impacted.

Our recent and future acquisitions may not be successful, may substantially increase our indebtedness and contingent liabilities, and may create integration difficulties.

As part of our business strategy, we intend to acquire businesses or assets we believe complement our existing operations. We may not be able to successfully integrate recent or any future acquisitions into our existing operations or achieve the desired profitability from such acquisitions. These acquisitions may require substantial capital expenditures and the incurrence of additional indebtedness. If we make acquisitions, our capitalization and results of operations may change significantly. Further, any acquisition could result in:

•	post-closing discovery of material undisclosed liabilities of the acquired business or assets;

•	the unexpected loss of key employees or customers from the acquired businesses;

•	difficulties resulting from our integration of the operations, systems and management of the acquired business; and

•	an unexpected diversion of our management’s attention from other operations.

If recent or any future acquisitions are unsuccessful or result in unanticipated events or if we are unable to successfully integrate acquisitions into our existing operations, such acquisitions could adversely affect our results of operations, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Demand for our terminalling and storage services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.

The level of offshore oil and gas exploration, development and production activity historically has been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control, including:

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	worldwide demand for oil and natural gas;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political and economic conditions and policies;

•	technological advances affecting energy production and consumption;

•	weather conditions;

•	environmental regulation; and

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production.

We expect levels of offshore oil and gas exploration, development and production activity to continue to be volatile and affect demand for our terminalling and storage services.

Our natural gas services and fertilizer businesses are seasonal and could cause our revenues to vary.

The demand for NGLs and natural gas is highest in the winter. Therefore, revenue from our natural gas services business is higher in the winter than in other seasons. Our fertilizer business experiences an increase in demand during the spring, which increases the revenue generated by this business line in this period compared to other periods. The seasonality of the revenue from these business lines may cause our results of operations to vary on a quarter to quarter basis and thus could cause our cash available for distributions or payments on our debt securities to fluctuate from period to period.

The highly competitive nature of our industry could adversely affect our results of operations and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

We operate in a highly competitive marketplace in each of our primary business segments. Most of our competitors in each segment are larger companies with greater financial and other resources than we possess. We may lose customers and future business opportunities to our competitors and any such losses could adversely affect our results of operations and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Our business is subject to compliance with environmental laws and regulations that may expose us to significant costs and liabilities and adversely affect our results of operations and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Our business is subject to federal, state and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of human health, natural resources and the environment. These laws and regulations may impose numerous obligations that are applicable to our operations, such as requiring the acquisition of permits to conduct regulated activities; restricting the manner in which we can release materials into the environment; requiring remedial activities or capital expenditures to mitigate pollution from former of current operations; and imposing substantial liabilities on us for pollution resulting from our operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Many environmental laws and regulations can impose joint and several strict liability, and any failure to comply with environmental laws, regulations and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial obligations, and, in some circumstances, the issuance of injunctions that can limit or prohibit our operations. The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and, thus, any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position.

The loss or insufficient attention of key personnel could negatively impact our results of operations and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities. Additionally, if neither Ruben Martin nor Scott Martin is the chief executive officer of our general partner, amounts we owe under our credit facility may become immediately due and payable.

Our success is largely dependent upon the continued services of members of the senior management team of Martin Resource Management. Those senior executive officers have significant experience in our businesses and have developed strong relationships with a broad range of industry participants. The loss of any of these executives could have a material adverse effect on our relationships with these industry participants, our results of operations and our ability to make distributions to our unitholders or to make principal and interest payments on our debt securities. Additionally, if neither Ruben Martin nor Scott Martin is the chief executive officer of our general partner, the lender under our credit facility could declare amounts outstanding thereunder immediately due and payable. If such event occurs, our results of operations and our ability to make distributions to our unitholders or to make principal and interest payments on our debt securities could be negatively impacted.

We do not have employees. We rely solely on officers and employees of Martin Resource Management to operate and manage our business. Martin Resource Management operates businesses and conducts activities of its own in which we have no economic interest. There could be competition for the time and effort of the officers and employees who provide services to our general partner. If these officers and employees do not or cannot devote sufficient attention to the management and operation of our business, our results of operation and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities may be reduced.

Our loss of significant commercial relationships with Martin Resource Management could adversely impact our results of operations and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Martin Resource Management provides us with various services and products pursuant to various commercial contracts. The loss of any of these services and products provided by Martin Resource Management could have a material adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities. Additionally, we provide terminalling and storage and marine transportation services to Martin Resource Management to support its businesses under various commercial contracts. The loss of Martin Resource Management as a customer could have a material adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Our business would be adversely affected if operations at our transportation, terminalling and storage and distribution facilities experienced significant interruptions. Our business would also be adversely affected if the operations of our customers and suppliers experienced significant interruptions.

Our operations are dependent upon our terminalling and storage facilities and various means of transportation. We are also dependent upon the uninterrupted operations of certain facilities owned or operated by our suppliers and customers. Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would adversely affect our results of operations, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes;

•	environmental remediation;

•	labor difficulties; and

•	disruptions in the supply of our products to our facilities or means of transportation.

Additionally, terrorist attacks and acts of sabotage could target oil and gas production facilities, refineries, processing plants, terminals and other infrastructure facilities. Any significant interruptions at our facilities, facilities owned or operated by our suppliers or customers, or in the oil and gas industry as a whole caused by such attacks or acts could have a material adverse affect on our results of operations, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Our marine transportation business would be adversely affected if we do not satisfy the requirements of the Jones Act, or if the Jones Act were modified or eliminated.

The Jones Act is a federal law that restricts domestic marine transportation in the United States to vessels built and registered in the United States. Furthermore, the Jones Act requires that the vessels be manned and owned by United States citizens. If we fail to comply with these requirements, our vessels lose their eligibility to engage in coastwise trade within United States domestic waters.

The requirements that our vessels be United States built and manned by United States citizens, the crewing requirements and material requirements of the Coast Guard and the application of United States labor and tax laws significantly increase the costs of United States flagged vessels when compared with foreign flag vessels. During the past several years, certain interest groups have lobbied Congress to repeal the Jones Act to facilitate foreign flag competition for trades and cargoes reserved for United States flagged vessels under the Jones Act and cargo preference laws. If the Jones Act were to be modified to permit foreign competition that would not be subject to the same United States government imposed costs, we may need to lower the prices we charge for our services in order to compete with foreign competitors, which would adversely affect our cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities. Following Hurricane Katrina and again after Hurricane Rita, emergency suspensions of the Jones Act were effectuated by the United States government. The last suspension ended on October 24, 2005. Future suspensions of the Jones Act or other similar actions could result in similar consequences.

Our marine transportation business would be adversely affected if the United States Government purchases or requisitions any of our vessels under the Merchant Marine Act.

We are subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of the United States of a national emergency or a threat to the national security, the United States Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (including us, provided that we are considered a United States citizen for this purpose). If one of our push boats, tugboats or tank barges were purchased or requisitioned by the United States government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our push boats or tugboats is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We also would not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our push boats, tugboats or tank barges. If any of our vessels are purchased or requisitioned for an extended period of time by the United States government, such transactions could have a material adverse affect on our results of operations, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Regulations affecting the domestic tank vessel industry may limit our ability to do business, increase our costs and adversely impact our results of operations and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

The U.S. Oil Pollution Act of 1990, or OPA 90, provides for the phase out of single-hull vessels and the phase-in of the exclusive operation of double-hull tank vessels in U.S. waters. Under OPA 90, substantially all tank vessels that do not have double hulls will be phased out by 2015 and will not be permitted to enter U.S. ports or trade in U.S. waters. The phase out dates vary based on the age of the vessel and other factors. All but one of our offshore tank barges are double-hull vessels and have no phase out date. We have 13 single-hull barges that will be phased out of the petroleum product trade by the year 2015. The phase out of these single-hull vessels in accordance with OPA 90 may require us to make substantial capital expenditures, which could adversely affect our operations and market position and reduce our cash available for distribution or to make principal and interest payments on our debt securities.

Risks Relating to Prism Gas

A decline in the volume of natural gas and NGLs delivered to our facilities could adversely affect our results of operations, cash flows and financial condition.

Our profitability could be materially impacted by a decline in the volume of natural gas and NGLs transported, gathered or processed at our facilities. A material decrease in natural gas production, as a result of depressed commodity prices, a decrease in exploration and development activities or otherwise, could result in a decline in the volume of natural gas and NGLs handled by our facilities.

The natural gas and NGLs available to our facilities will be derived from reserves produced from existing wells. These reserves naturally decline over time. To offset this natural decline, our facilities will need access to additional reserves.

Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.

We are subject to significant risks due to fluctuations in commodity prices. These risks relate primarily to: (1) the purchase of certain volumes of natural gas at a price that is a percentage of a relevant index; and (2) certain processing contracts for Prism Gas whereby we are exposed to natural gas and NGL commodity price risks.

The margins we realize from purchasing and selling a portion of the natural gas that we transport through our pipeline systems decrease in periods of low natural gas prices because our gross margins are based on a percentage of the index price. For the years ended December 31, 2006 and 2005, Prism Gas purchased approximately 40% and

54%, respectively, of our gas at a percentage of relevant index. Accordingly, a decline in the price of natural gas could have an adverse impact on our results of operations.

In the past, the prices of natural gas and NGLs have been extremely volatile and we expect this volatility to continue. For example, in 2005, the spot price of Henry Hub natural gas ranged from a high of $15.39 per MMBtu to a low of $5.50 per MMBtu. From January 1, 2006 through December 31, 2006, the same price ranged from $11.23 per MMBtu to $4.75 per MMBtu.

We may not be successful in balancing our purchases and sales. In addition, a producer could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a consumer could purchase less than contracted volumes. Any of these actions could cause our purchases and sales not to be balanced. If our purchases and sales are not balanced, we will face increased exposure to commodity price risks and could have increased volatility in our operating income.

The markets and prices for residue gas and NGLs depend upon factors beyond our control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:

•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the level of domestic industrial and manufacturing activity;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.

Our hedging activities may have a material adverse effect on our earnings, profitability, cash flows and financial condition.

As of December 31, 2006, Prism Gas had hedged approximately 60%, 45% and 14% of its commodity risk by volume for 2007, 2008 and 2009, respectively. Based on estimated volumes, as of September 31, 2007, Prism Gas had hedged approximately 50%, 50%, 22% and 16% of its commodity risk by volume for 2007, 2008, 2009 and 2010, respectively. These hedging arrangements are in the form of swaps for crude oil, natural gas and ethane. We anticipate entering into additional hedges in 2007 and beyond to further reduce our exposure to commodity price movements. The intent of these arrangements is to reduce the volatility in our cash flows resulting from fluctuations in commodity prices.

We entered into these derivative transactions with an investment grade subsidiary of a major oil company and investment grade banks. While we anticipate that future derivative transactions will be entered into with investment grade counterparties, and that we will actively monitor the credit rating of such counterparties, it is nevertheless possible that losses will result from counterparty credit risk in the future.

Management will continue to evaluate whether to enter into any new hedging arrangements, but there can be no assurance that we will enter into any new hedging arrangements or that our future hedging arrangements will be on terms similar to our existing hedging arrangements. Also, we may seek in the future to further limit our exposure to changes in natural gas, NGL and condensate commodity prices and we may seek to limit our exposure to changes in interest rates by using financial derivative instruments and other hedging mechanisms from time to time. To the extent we hedge our commodity price and interest rate risk, we may forego the benefits we would otherwise experience if commodity prices or interest rates were to change in our favor.

Despite our hedging program, we remain exposed to risks associated with fluctuations in commodity prices. The extent of our commodity price risk is related largely to the effectiveness and scope of our hedging activities. For example, the derivative instruments we utilize are based on posted market prices, which may differ significantly from the actual natural gas, NGL and condensate prices that we realize in our operations. Furthermore, we have entered into derivative transactions related to only a portion of the volume of our expected natural gas supply and production of NGLs and condensate from our processing plants. As a result, we will continue to have direct commodity price risk to the unhedged portion. Our actual future production may be significantly higher or lower than we estimated at the time we entered into the derivative transactions for that period. If the actual amount is higher than we estimated, we will have greater commodity price risk than we intended. If the actual amount is lower than the amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a reduction of our liquidity.

As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, even though our management monitors our hedging activities, these activities can result in substantial losses. Such losses could occur under various circumstances, including if a counterparty does not perform its obligations under the applicable hedging arrangement, the hedging arrangement is imperfect or ineffective, or our hedging policies and procedures are not properly followed or do not perform as planned. We cannot assure our unitholders that the steps we take to monitor our hedging activities will detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.

We typically do not obtain independent evaluations of natural gas reserves dedicated to our gathering and pipeline systems; therefore, volumes of natural gas on our systems in the future could be less than we anticipate.

We make internal evaluations of natural gas reserves based on publicly available information. However, we typically do not obtain independent evaluations of natural gas reserves connected to our systems due to the unwillingness of producers to provide reserve information as well as the cost of such evaluations to verify publicly available information. Accordingly, we do not have independent estimates of total reserves dedicated to our systems or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to our gathering systems are less than we anticipate and we are unable to secure additional sources of natural gas, then the volumes of natural gas on our systems in the future could be less than we anticipate. A decline in the volumes of natural gas on our systems could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders or to make principal and interest payments on our debt securities.

We depend on certain natural gas producer customers for a significant portion of our supply of natural gas and NGLs. The loss of any of these customers could result in a decline in our volumes, revenues and cash available for distribution to our unitholders or to make principal and interest payments on our debt securities.

We rely on certain natural gas producer customers for a significant portion of our natural gas and NGL supply. While some of these customers are subject to long-term contracts, we may be unable to negotiate extensions or replacements of these contracts on favorable terms, if at all. The loss of all or even a portion of the natural gas volumes supplied by these customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations and financial condition, unless we were able to acquire comparable volumes from other sources.

We may not successfully balance our purchases and sales of natural gas, which would increase our exposure to commodity price risks.

We purchase from producers and other customers a significant amount of the natural gas that flows through our natural gas gathering, processing and transportation systems for resale to third parties, including natural gas marketers and end-users. We may not be successful in balancing our purchases and sales. A producer or supplier could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a purchaser could purchase less than contracted volumes. Any of these actions could cause our purchases and sales to be unbalanced. While we attempt to balance our purchases and sales, if our purchases and sales are unbalanced, we will face increased exposure to commodity price risks and could have increased volatility in our operating income and cash flows.

If third-party pipelines and other facilities interconnected to our natural gas and NGL pipelines and facilities become unavailable to transport or produce natural gas and NGLs, our revenues and cash available for distribution to our unitholders or to make principal and interest payments on our debt securities could be adversely affected.

We depend upon third party pipelines and other facilities that provide delivery options to and from our pipelines and facilities for the benefit of our customers. Since we do not own or operate any of these pipelines or other facilities, their continuing operation is not within our control. If any of these third-party pipelines and other facilities become unavailable to transport or produce natural gas and NGLs, our revenues and cash available for distribution to our unitholders or to make principal and interest payments on our debt securities could be adversely affected.

The industry in which we operate is highly competitive, and increased competitive pressure could adversely affect our business and operating results.

We compete with similar enterprises in our respective areas of operation. Some of our competitors are large oil, natural gas and petrochemical companies that have greater financial resources and access to supplies of natural gas and NGLs than we do. Some of these competitors may expand or construct gathering, processing and transportation systems that would create additional competition for the services we provide to our customers. In addition, our customers who are significant producers of natural gas may develop their own gathering, processing and transportation systems in lieu of using ours. Likewise, our customers who produce NGLs may develop their own systems to transport NGLs in lieu of using ours. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of our competitors and our customers. All of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders or to make principal and interest payments on our debt securities.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

We believe that our natural gas gathering operations meet the tests the Federal Energy Regulatory Commission, or FERC, uses to establish a pipeline’s status as a gatherer exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still affects these businesses and the markets for products derived from these businesses. FERC’s policies and practices across the range of its oil and natural gas regulatory activities, including, for example, its policies on open access transportation, ratemaking, capacity release and market center promotion, indirectly affect intrastate markets. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate oil and natural gas pipelines. However, we cannot assure our unitholders that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to oil and natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of regular litigation, so, in such a circumstance, the classification and regulation of some of our gathering facilities and intrastate transportation pipelines may be subject to change based on future determinations by FERC and the courts.

Other state and local regulations also affect our business. Our gathering lines are subject to ratable take and common purchaser statutes in Louisiana and Texas. Ratable take statutes generally require gatherers to take, without undue discrimination, oil or natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes restrict our right as an owner of gathering facilities to decide with whom we contract to purchase or transport oil or natural gas. Federal law leaves any economic regulation of natural gas gathering to the states. The states in which we operate have adopted complaint-based regulation of oil and natural gas gathering activities, which allows oil and natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to oil and natural gas gathering access and rate discrimination. Other state regulations may not directly regulate our business, but may nonetheless affect the availability of natural gas for purchase, processing and sale, including state regulation of production rates and maximum daily production allowable from gas wells. While our gathering lines currently are subject to limited state regulation, there is a risk that state laws will be changed, which may give producers a stronger basis to challenge the rates, terms and conditions of a gathering line providing transportation service.

Panther Interstate Pipeline Energy, LLC is also subject to regulation by FERC with respect to issues other than ratemaking.

Under the NGA, FERC has the authority to regulate natural gas companies, such as Panther Interstate Pipeline Energy, LLC with respect to: rates, terms and conditions of service; the types of services Panther Interstate Pipeline Energy, LLC may provide to its customers; the construction of new facilities; the acquisition, extension, expansion or abandonment of services or facilities; the maintenance and retention of accounts and records; and relationships of affiliated companies involved in all aspects of the natural gas and energy business. FERC’s actions in any of these areas or modifications to its current regulations could impair Panther Interstate Pipeline Energy, LLC’s ability to compete for business, the costs it incurs to operate, or the acquisition or construction of new facilities.

We may incur significant costs and liabilities resulting from pipeline integrity programs and related repairs.

Pursuant to the Pipeline Safety Improvement Act of 2002, the United States Department of Transportation, or DOT, has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines located where a leak or rupture could do the most harm in “high consequence areas.” The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

We currently estimate that we will incur costs of less than $1.0 million between 2006 and 2010 to implement pipeline integrity management program testing along certain segments of our natural gas and NGL pipelines. This does not include the costs, if any, of any repair, remediation, preventative or mitigating actions that may be determined to he necessary as a result of the testing program, which costs could be substantial.

We do not own all of the land on which our pipelines and facilities are located, which could disrupt our operations.

We do not own all of the land on which our pipelines and facilities have been constructed, and we are therefore subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if we do not have valid rights of way or if such rights of way lapse or terminate. We obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to our unitholders or to make principal and interest payments on our debt securities.

Risks Relating to an Investment in Us

Units available for future sales by us or our affiliates could have an adverse impact on the price of our common units or on any trading market that may develop.

Martin Resource Management and its subsidiaries currently hold 1,701,346 subordinated units and 3,483,471 common units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier.

Common units are generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) or under an exemption under Rule 144 or otherwise.

Our partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 1,500,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•	the issuance of common units in additional public offerings or in connection with acquisitions that increase cash flow from operations on a pro forma, per unit basis;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances; or

•	the conversion of our general partner’s general partner interest in us and its incentive distribution rights into common units as a result of the withdrawal of our general partner.

Our partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding.

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow the general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. Except as described below, the general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws. Our general partner and its affiliates, with our concurrence, have granted comparable registration rights to their bank group to which their partnership units have been pledged.

The sale of any common or subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Unitholders have less power to elect or remove management of our general partner than holders of common stock in a corporation. Common unitholders will not have sufficient voting power to elect or remove our general partner without the consent of Martin Resource Management.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its directors and will have no right to elect our general partner or its directors on an annual or other continuing basis. Martin Resource Management elects the directors of our general partner. Although our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders, the directors of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to Martin Resource Management and its shareholders.

If unitholders are dissatisfied with the performance of our general partner, they will have a limited ability to remove our general partner. Our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because our general partner and its affiliates, including Martin Resource Management, control 35.7% of our outstanding limited partnership units, our general partner initially cannot be removed without the consent of it and its affiliates.

If our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their contractual right to distributions and liquidation preference over the subordinated units, which preferences would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of our business, so the removal of our general partner because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Unitholders’ voting rights are further restricted by our partnership agreement provision prohibiting any units held by a person owning 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our general partner’s directors, from voting on any matter. In addition, our partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

As a result of these provisions, it will be more difficult for a third party to acquire our partnership without first negotiating the acquisition with our general partner. Consequently, it is unlikely the trading price of our common units will ever reflect a takeover premium.

Our general partner’s discretion in determining the level of our cash reserves may adversely affect our ability to make cash distributions to our unitholders or to make principal and interest payments on our debt securities.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves it determines in its reasonable discretion to be necessary to fund our future operating expenditures. In addition, our partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to our unitholders or to make principal and interest payments on our debt securities.

Unitholders may not have limited liability if a court finds that we have not complied with applicable statutes or that unitholder action constitutes control of our business.

The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. The holder of one of our common units could be held liable in some circumstances for our obligations to the same extent as a general partner if a court were to determine that:

•	we had been conducting business in any state without compliance with the applicable limited partnership statute; or

•	the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted participation in the “control” of our business.

Our general partner generally has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. In addition, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of nine years from the date of the distribution.

Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that would otherwise constitute breaches of our general partner’s fiduciary duties. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its “sole discretion.” This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our general partner is entitled to make other decisions in its “reasonable discretion” which may reduce the obligations to which our general partner would otherwise be held;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the interests of all parties involved, including its own; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

Unitholders are treated as having consented to the various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law.

We may issue additional common units without unitholder approval, which would dilute unitholder ownership interests.

During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 1,500,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•	the issuance of common units in additional public offerings or in connection with acquisitions that increase cash flow from operations on a pro forma, per unit basis;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances; or

•	the conversion of our general partner’s general partner interest in us and its incentive distribution rights into common units as a result of the withdrawal of our general partner.

After the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

On each of November 14, 2005, 2006 and 2007, 850,672 of our subordinated units owned by Martin Resource Management and its subsidiaries converted into common units on a one for one basis following our distribution of available cash on such date. Additional conversion of our outstanding subordinated units will occur following our quarterly distributions of available cash provided that certain distribution thresholds are met by us.

The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on a per unit basis may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit will diminish;

•	the market price of the common units may decline; and

•	the ratio of taxable income to distributions may increase.

The control of our general partner may be transferred to a third party, and that party could replace our current management team, without unitholder consent. Additionally, if Martin Resource Management no longer controls our general partner, amounts we owe under our credit facility may become immediately due and payable.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the owner of our general partner to transfer its ownership interest in our general partner to a third party. A new owner of our general partner could replace the directors and officers of our general partner with its own designees and to control the decisions taken by our general partner. Martin Resource Management and its affiliates have pledged their interests in our general partner and us to their bank group. If, at any time, Martin Resource Management no longer controls our general partner, the lenders under our credit facility may declare all amounts outstanding thereunder immediately due and payable. If such event occurs, we may be required to refinance our debt on unfavorable terms, which could negatively impact our results of operations and our ability to make distribution to our unitholders or to make principal and interest payments on our debt securities.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than the then-current market price. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units. No provision in our partnership agreement, or in any other agreement we have with our general partner or Martin Resource Management, prohibits our general partner or its affiliates from acquiring more than 80% of our common units. For additional information about this call right and unitholders’ potential tax liability, please read “Tax Risks — Tax gain or loss on the disposition of our common units could be different than expected”.

Our common units have a limited trading volume compared to other publicly traded securities.

Our common units are quoted on the NASDAQ National Market under the symbol “MMLP.” However, daily trading volumes for our common units are, and may continue to be, relatively small compared to many other securities quoted on the NASDAQ National Market. The price of our common units may, therefore, be volatile.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our unit price.

In order to comply with Section 404 of the Sarbanes-Oxley Act, we periodically document and test our internal control procedures. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to address in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on the price of our common units or debt securities.

Risks Relating to Our Relationship with Martin Resource Management

Cash reimbursements due to Martin Resource Management may be substantial and will reduce our cash available for distribution to our unitholders or to make principal and interest payments on our debt securities.

Under our omnibus agreement with Martin Resource Management, Martin Resource Management provides us with corporate staff and support services on behalf of our general partner that are substantially identical in nature and quality to the services it conducted for our business prior to our formation. The omnibus agreement requires us to reimburse Martin Resource Management for the costs and expenses it incurs in rendering these services, including an overhead allocation to us of Martin Resource Management’s indirect general and administrative expenses from its corporate allocation pool. These payments may be substantial. Payments to Martin Resource Management will reduce the amount of available cash for distribution to our unitholders or to make principal and interest payments on our debt securities.

Martin Resource Management has conflicts of interest and limited fiduciary responsibilities, which may permit it to favor it’s own interests to the detriment of our unitholders.

Martin Resource Management owns an approximate 35.7% limited partnership interest in us. Furthermore, it owns and controls our general partner, which owns a 2.0% general partner interest and incentive distribution rights in us. Conflicts of interest may arise between Martin Resource Management and our general partner, on the one hand, and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of Martin Resource Management over the interests of our unitholders. Potential conflicts of interest between us, Martin Resource Management and our general partner could occur in many of our day-to-day operations including, among others, the following situations:

•	Officers of Martin Resource Management who provide services to us also devote significant time to the businesses of Martin Resource Management and are compensated by Martin Resource Management for that time.

•	Neither our partnership agreement nor any other agreement requires Martin Resource Management to pursue a business strategy that favors us or utilizes our assets or services. Martin Resource Management’s directors and officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Martin Resource Management without regard to the best interests of the unitholders.

•	Martin Resource Management may engage in limited competition with us.

•	Our general partner is allowed to take into account the interests of parties other than us, such as Martin Resource Management, in resolving conflicts of interest, which has the effect of reducing its fiduciary duty to our unitholders.

•	Under our partnership agreement, our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations and reductions, might constitute breaches of fiduciary duty. As a result of purchasing units, our unitholders will be treated as having consented to some actions and conflicts of interest that, without such consent, might otherwise constitute a breach of fiduciary or other duties under applicable state law.

•	Our general partner determines which costs incurred by Martin Resource Management are reimbursable by us.

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or from entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner controls the enforcement of obligations owed to us by Martin Resource Management.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	The audit committee of our general partner retains our independent auditors.

•	In some instances, our general partner may cause us to borrow funds to permit us to pay cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•	Our general partner has broad discretion to establish financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

Martin Resource Management and its affiliates may engage in limited competition with us.

Martin Resource Management and its affiliates may engage in limited competition with us. If Martin Resource Management does engage in competition with us, we may lose customers or business opportunities, which could have an adverse impact on our results of operations, cash flow and ability to make distributions to our unitholders or to make principal and interest payments on our debt securities.

Tax Risks

You should read “Material Tax Considerations” for a full discussion of the expected material federal income tax considerations of owning and disposing of common units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders.

The anticipated after-tax economic benefit of an investment in us depends largely on our classification as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or IRS, on this or any other matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, which is currently a maximum of 35%, and would likely pay state income tax at various rates. Distributions to unitholders would generally be taxed again to them as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, the cash available for distribution to unitholders would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders and therefore would likely result in a substantial reduction in the value of the common units.

Current law may change so as to cause us to be taxable as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units and the costs of any contest will be borne by our unitholders, debt security holders and our general partner.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by all of our unitholders, debt security holders and our general partner.

Unitholders may be required to pay taxes on income from us even if they do not receive any cash distributions from us.

Unitholders may be required to pay federal income taxes and, in some cases, state, local and foreign income taxes on their share of our taxable income even if they receive no cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even the tax liability that results from the taxation of their share of our taxable income.

Tax gain or loss on the disposition of our common units could be different than expected.

If our unitholders sell their common units, they will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income unitholders were allocated for a common unit, which decreased unitholder tax basis in that common unit, will, in effect, become taxable income to our unitholders if the common unit is sold at a price greater than their tax basis in that common unit, even if the price they receive is less than their original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to our unitholders. Should the IRS successfully contest some positions we take, our unitholders could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if our unitholders sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

We treat a purchaser of our common units as having the same tax benefits without regard to the seller’s identity. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we have adopted depreciation positions that may not conform to all aspects of the Treasury regulations. Please read “Material Tax Considerations — Tax Consequences of Unit Ownership — Section 754 Election. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unit holders’ tax returns. read “Material Tax Considerations — Uniformity of Units” for an further discussion of the effect of, and reasons for, the depreciation and amortization positions we will adopt.

Unitholders may be subject to state, local and foreign taxes and return filing requirements as a result of investing in our common units.

In addition to federal income taxes, unitholders may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. Unitholders may be required to file state, local and foreign income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We own property and conduct business in Alabama, Arkansas, California, Georgia, Florida, Illinois, Louisiana, Mississippi, Texas and Utah. We may do business or own property in other states or foreign countries in the future. It is the unitholder’s responsibility to file all federal, state, local and foreign tax returns. Our counsel has not rendered an opinion on the state, local or foreign tax consequences of an investment in our common units.

Risks Relating to the Debt Securities

Martin Midstream Partners is a holding company and we conduct our operations through our subsidiary, Martin Operating Partnership, and depend on cash flow from Martin Operating Partnership to service any of our debt obligations.

Martin Midstream Partners conducts all of its operations through its subsidiary, Martin Operating Partnership, and owns no significant assets other than the limited partnership interests in Martin Operating Partnership and ownership of membership interests in Martin Operating GP LLC, the general partner of Martin Operating Partnership. Therefore, our ability, and the ability of Martin Operating Partnership, to make required payments on any debt securities issued will depend on the performance of Martin Operating Partnership and its ability to make required payments and/or to distribute funds to us. The ability of this subsidiary to make required payments and/or make such distributions may be restricted by, among other things, its debt agreements and applicable state partnership laws and other laws and regulations. Under our debt agreements, Martin Operating Partnership is prohibited from making a distribution to us that would result in a default in such debt agreements. Furthermore, applicable state partnership laws restrict Martin Operating Partnership from making distributions to us that would result in its insolvency. If we or Martin Operating Partnership are unable to obtain the funds necessary to pay the principal amount at maturity of our debt securities, we may be required to adopt one or more alternatives, such as a refinancing of the debt securities. We cannot assure you that we would be able to so refinance our debt securities.

Your right to receive payments on our debt securities is unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Any debt securities, including any guarantees, issued by Martin Midstream Partners or Martin Operating Partnership will be effectively subordinated to the claims of our secured creditors. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of Martin Midstream Partners or Martin Operating Partnership, secured creditors would generally have the right to be paid in full before any distribution is made to the holders of our debt securities. As of December 31, 2007, Martin Midstream Partners had outstanding approximately $174.1 million o f secured indebtedness. As of September 30, 2007, Martin Midstream Partners had outstanding approximately $210.0 million of secured indebtedness.

A guarantee by Martin Midstream Partners or Martin Operating Partnership could be deemed to be a fraudulent conveyance under certain circumstances, and a court may try to subordinate or void such guarantee.

Under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee by Martin Midstream Partners or Martin Operating Partnership could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, received less than reasonably equivalent fair value or fair consideration for the incurrence of such guarantee, and

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its assets, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its procurable liability, including contingent liabilities, on its existing debts, as they become absolute or mature; or

•	it could not pay its debts as they become due.

Martin Midstream Partners and Martin Operating Partnership are required to distribute all of their available cash to their partners and are not required to accumulate cash for the purpose of meeting their future obligations to holders of our debt securities, which may limit the cash available to service those debt securities.

The partnership agreements of Martin Midstream Partners and Martin Operating Partnership require us to distribute all of our available cash each fiscal quarter to our partners. Available cash is generally defined to mean all cash on hand at the end of the quarter, plus certain working capital borrowings after the end of the quarter, less reserves established by the general partner in its sole discretion to provide for the proper conduct of our business (including reserves for future capital expenditures), to comply with applicable law or agreements, including debt agreements, or to provide funds for future distributions to partners. Depending on the timing and amount of the cash distributions to our partners and because we are not required to accumulate cash for the purpose of meeting obligations to holders of any debt securities, such distributions could significantly reduce the cash available to us in subsequent periods to make payments on any debt securities.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference herein.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds (after the payment of offering expenses and underwriting discounts and commissions) from the sale of securities offered hereby for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time, including indebtedness incurred in connection with acquisitions; and

•	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges of Martin Midstream Partners and Martin Midstream Partners Predecessor on a consolidated basis for the periods indicated. The ratio of earnings to fixed charges is presented below for the period from January 1, 2002 through November 5, 2002, for the years ending December 31, 2002, 2003, 2004, 2005 and 2006, and for the period from January 1, 2007 through September 30, 2007.

Year Ended December 31,
Martin Midstream
	Partners Predecessor	Martin Midstream Partners L.P.
	Period	Period					Period
	from	from					from
	January 1,	November 6,					January 1,
	2002	2002					2007
	through	through					through
	November 5,	December 31,					September 30,
	2002	2002	2003	2004	2005	2006	2007

Ratio of Earnings to Fixed Charges	1.78x	8.29x	5.97x	3.81x	2.46x	2.19x	2.16x

For these ratios, “earnings” is the amount resulting from adding the following items:

•	pre-tax income from continuing operations, before minority interest and equity in earnings of unconsolidated partnership;

•	distributed income of equity investments; and

•	fixed charges.

The term “fixed charges” means the sum of the following:

•	interest expense;

•	amortized debt issuance costs; and

•	estimated interest element of rentals.

DESCRIPTION OF THE DEBT SECURITIES

Martin Midstream Partners may issue senior debt securities under an indenture between Martin Midstream Partners, as issuer, Martin Operating Partnership, as the Guarantor, if applicable, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the “Martin Midstream Partners senior indenture.” Martin Midstream Partners may also issue subordinated debt securities under an indenture to be entered into among Martin Midstream Partners, Martin Operating Partnership, as the Guarantor, if applicable, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the “Martin Midstream Partners subordinated indenture.”

Martin Operating Partnership may issue senior debt securities under an indenture among Martin Operating Partnership, as issuer, Martin Midstream Partners, as the Guarantor, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the “Martin Operating Partnership senior indenture.” Martin Operating Partnership may also issue subordinated debt securities under an indenture to be entered into among Martin Operating Partnership, Martin Midstream Partners, as the Guarantor, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the “Martin Operating Partnership subordinated indenture.”

We refer to the Martin Midstream Partners senior indenture, the Martin Operating Partnership senior indenture, the Martin Midstream Partners subordinated indenture and the Martin Operating Partnership subordinated indenture collectively as the “indentures.” The debt securities will be governed by the provisions of the related indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the form of senior indentures and the form of subordinated indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part, and you should read the indentures for provisions that may be important to you.

Unless the context otherwise requires, references in this “Description of the Debt Securities” to “we,” “us” and “our” mean Martin Midstream Partners and Martin Operating Partnership and references herein to an “indenture” refer to the particular indenture under which we issue a series of debt securities.

Provisions Applicable to Each Indenture

General.  Any series of debt securities:

•	will be general obligations of the issuer;

•	will be general obligations of the Guarantor if they are guaranteed by the Guarantor; and

•	may be subordinated to the Senior Indebtedness of Martin Midstream Partners and Martin Operating Partnership.

The indentures do not limit the amount of debt securities that may be issued under any indenture, and do not limit the amount of other indebtedness or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance.

No indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require us to repurchase their securities in the event of a decline in our credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms.  We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of the board of directors of our general partner, accompanied by an officers’ certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the form and title of the debt securities of that series;

•	whether the debt securities will be secured or not;

•	the total principal amount of the debt securities of that series;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities of that series will be payable;

•	any interest rate which the debt securities of that series will bear, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	whether the debt securities are entitled to the benefit of any guarantee by any Guarantor;

•	the place or places where payments on the debt securities of that series will be payable;

•	any provisions for optional redemption or early repayment;

•	any provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for our other securities or securities of any other entity;

•	any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities of that series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Guarantee of Martin Midstream Partners.  Martin Midstream Partners will fully, irrevocably and unconditionally guarantee on an unsecured basis all series of debt securities of Martin Operating Partnership, and may execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any such guarantee by Martin Midstream Partners.

Martin Midstream Partners’ guarantee of the senior debt securities will be Martin Midstream Partners’ unsecured and unsubordinated general obligation, and will rank on a parity with all of Martin Midstream Partners’ other unsecured and unsubordinated indebtedness. Martin Midstream Partners’ guarantee of the subordinated debt securities will be Martin Midstream Partners’ unsecured general obligation and will be subordinated to all of Martin Midstream Partners’ other unsecured and unsubordinated indebtedness.

Guarantee of Martin Operating Partnership.  Martin Operating Partnership may fully, irrevocably and unconditionally guarantee on an unsecured basis all series of debt securities of Martin Midstream Partners and may execute a notation of guarantee as further evidence of such guarantee. The applicable prospectus supplement will describe the terms of any such guarantee by Martin Operating Partnership.

If a series of senior debt securities of Martin Midstream Partners is guaranteed, Martin Operating Partnership’s guarantee of the senior debt securities will be Martin Operating Partnership’s unsecured and unsubordinated general obligation, and will rank on a parity with all of Martin Operating Partnership’s other unsecured and unsubordinated indebtedness. If a series of subordinated debt securities of Martin Midstream Partners is guaranteed, Martin Operating Partnership’s guarantee of the subordinated debt securities will be Martin Operating Partnership’s unsecured general obligation and will be subordinated to all of Martin Operating Partnership’s other unsecured and unsubordinated indebtedness.

The obligations of each Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Guarantor; and

•	any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of the Guarantor under its guarantee.

The guarantee of any Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “— Defeasance,” then any Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the indentures, and to the extent not otherwise prohibited by the indentures, a Guarantor will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Guarantor;

•	automatically upon the merger of the Guarantor into us or the liquidation and dissolution of the Guarantor; or

•	following delivery of a written notice by us to the trustee, upon the release of all guarantees by the Guarantor of any debt of ours for borrowed money for a purchase money obligation or for a guarantee of either, except for any series of debt securities.

Consolidation, Merger and Sale of Assets.  Each of Martin Midstream Partners and Martin Operating Partnership has agreed, however, that it will not consolidate with or merge into any entity (other than Martin Midstream Partners, Martin Operating Partnership or their subsidiaries, as applicable) or lease, transfer or dispose of all or substantially all of its assets to any entity (other than Martin Midstream Partners, Martin Operating Partnership or their subsidiaries, as applicable) unless:

•	it is the continuing entity; or

•	if it is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the performance of its covenants and obligations under the indentures; and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Upon any such consolidation, merger or asset lease, transfer or disposition involving Martin Midstream Partners or Martin Operating Partnership, the resulting entity or transferee will be substituted for Martin Midstream Partners or Martin Operating Partnership, as applicable, under the applicable indenture and debt securities. In the case of an asset transfer or disposition other than a lease, Martin Midstream Partners or Martin Operating Partnership, as applicable, will be released from the applicable indenture.

Events of Default.  Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest on that series of debt securities when due that continue for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•	failure by the issuer or, if the series of debt securities is guaranteed by the Guarantor, by such Guarantor, to comply for 60 days with the other agreements contained in the indentures, any supplement to the indentures or any board resolution authorizing the issuance of that series after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	certain events of bankruptcy, insolvency or reorganization of the issuer or, if the series of debt securities is guaranteed by the Guarantor, of the Guarantor;

•	if the series is guaranteed by the Guarantor,

•	any of the guarantees ceases to be in full force and effect, except as otherwise provided in the indentures;

•	any of the guarantees is declared null and void in a judicial proceeding; or

•	the Guarantor denies or disaffirms its obligations under the indentures or its guarantee; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

A holder of a debt security of any series issued under each indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; and

•	exercising any trust or power conferred upon the trustee relating to or arising as a result of an event of default.

The issuer is required to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

Modification and Waiver.  Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, a supplement or a waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	release the Guarantor, or modify the guarantee of the Guarantor in any manner adverse to the holders.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the issuer’s obligations under the indentures by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities or, with respect to the senior indentures, the related guarantees;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights the issuer has under the indentures;

•	to add events of default with respect to any debt securities; and

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance.  When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities and, if applicable, guarantees of the payments will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

No Personal Liability of General Partner.  Martin Midstream GP LLC, the general partner of Martin Midstream Partners, and its directors, managers, officers, employees and members, in such capacity, will not be liable for the obligations of Martin Midstream Partners or Martin Operating Partnership under the debt securities, the indentures or the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a debt security, each holder of that debt security will have agreed to this provision and waived and released any such liability on the part of Martin Midstream GP LLC and its directors, managers, officers, employees and members. This waiver and release are part of the consideration for our issuance of the debt securities. It is the view of the SEC that a waiver of liabilities under the federal securities laws is against public policy and unenforceable.

Governing Law.  New York law will govern the indentures and the debt securities.

Trustee.  We may appoint a separate trustee for any series of debt securities. We use the term “trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business, and the trustee may own debt securities.

Form, Exchange, Registration and Transfer.  The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agent we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, we will not be required to register the transfer or exchange of:

•	any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents.  Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee or any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in New York, New York or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities.  The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to the Martin Midstream Partners and Martin Operating Partnership Subordinated Indentures

Subordination.  Debt securities of a series may be subordinated to the issuer’s “Senior Indebtedness,” which is defined generally to include any obligation created or assumed by the issuer (or, if the series is guaranteed, the Guarantor) for the repayment of borrowed money, any purchase money obligation created or assumed by the issuer, and any guarantee therefor, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities (or, if the series is guaranteed, the guarantee of the Guarantor), or to other obligations which are pari passu with or subordinated to the debt securities (or, if the series is guaranteed, the guarantee of the Guarantor). Subordinated debt securities will be subordinated in right of payment, to the extent and in the manner set forth in the subordinated indentures and the prospectus supplement relating to such series, to the prior payment of all of the issuer’s indebtedness and that of the Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of the issuer or, if applicable, the Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of the issuer or, if applicable to any series of outstanding debt securities, the Guarantor; or

•	in a bankruptcy, receivership or similar proceeding relating to the issuer or, if applicable to any series of outstanding debt securities, to the Guarantor.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If the issuer does not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the issuer may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•	repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, the issuer may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in either case,

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	the issuer and the trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100.0 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the issuer may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by the issuer and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

DESCRIPTION OF THE COMMON UNITS

Our common units represent limited partner interests that entitle the holders to participate in our partnership distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in and to partnership distributions, see “Cash Distribution Policy.” For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see “Material Tax Considerations.” References in this “Description of the Common Units” to “we,” “us” and “our” mean Martin Midstream Partners L.P.

Number of Units

We currently have 12,837,480 common units outstanding, 9,354,009 of which are held by the public, and 3,483,471 are held by Martin Resource Management and its affiliates, including certain officers and directors of our general partner. In addition, we currently have 1,701,346 subordinated units outstanding, all of which are held by Martin Resource Management and its affiliates. For a description of our subordinated units, please read “— Subordinated Units.” The common units, together with our subordinated units, represent an aggregate 98.0% limited partner interest. Our general partner owns an aggregate 2.0% general partner interest in us.

Listing

Our outstanding common units are traded on the Nasdaq National Market under the symbol “MMLP.” Any additional common units that we issue also will be traded on the Nasdaq National Market.

Transfer Agent and Registrar

Duties.  Mellon Investor Services LLC serves as transfer agent and registrar for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Each purchaser of common units offered by this prospectus must execute a transfer application. Any subsequent transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	makes the consents and waivers contained in our partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the record holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

Our partnership agreement requires that a transferor of common units must provide the transferee with all information that may be necessary to transfer the common units. The transferor is not required to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read “The Partnership Agreement — Status as Limited Partner or Assignee.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.

Voting

Each holder of common units is entitled to the voting rights specified under “The Partnership Agreement — Voting Rights” below.

Subordinated Units

Our subordinated units are a separate class of limited partner interests in Martin Midstream Partners, and the rights of holders to participate in distributions to partners differ from, and are subordinate to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to our general partner and to the holders of our common units, until the holders of our common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. Please read “Cash Distribution Policy.”

The subordinated units may also convert into common units under certain circumstances. Please read “Cash Distribution Policy — Subordination Period.”

Limited Voting Rights

Holders of subordinated units sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with the removal of the general partner;

•	dissolution or reconstitution of our partnership;

•	a merger of our partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to our partnership agreement including any amendment that would cause us to be treated as an association taxable as a corporation.

The subordinated units are not entitled to a separate class vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

•	a 66 2/3% vote of all outstanding units voting as a single class, and

•	the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

Under our partnership agreement, our general partner generally will be permitted to effect amendments to our partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

Distributions upon Liquidation

If we liquidate during the subordination period, in some circumstances, holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per unit difference will be dependent upon the amount of gain or loss that we recognize in liquidating our assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General.  Within 45 days after the end of each quarter, Martin Midstream Partners will distribute all of our available cash to unitholders of record on the applicable record date. During the subordination period, which we define below and in the glossary located in Appendix A, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of

$0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

Available Cash.  We define available cash in the glossary located in Appendix A, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution.  We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of expenses, including payments to our general partner. There is no guarantee, however, that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our revolving credit facility.

Restrictions on Our Ability to Distribute Available Cash Contained in Our Credit Agreement.  Our ability to distribute available cash is contractually restricted by the terms of our credit agreement. Our credit agreement contains covenants requiring us to maintain certain financial ratios. We are prohibited from making any distributions to unitholders if the distribution would cause an event of default, or an event of default is existing, under our credit agreement.

Operating Surplus and Capital Surplus

General.  All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus.  We define operating surplus in the glossary located in Appendix A. For any period it generally means:

•	our cash balance at the closing of our initial public offering; plus

•	$8.5 million (as described below); plus

•	all of our cash receipts since our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures since our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves our general partner deems necessary or advisable to provide funds for future operating expenditures.

Capital Surplus.  We also define capital surplus in the glossary located in Appendix A. It will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions.  We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $8.5 million in addition to our cash balance at the closing of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at the closing of our initial public offering that was available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $8.5 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. While we do not currently anticipate that we will make any distributions from capital surplus in the near term, we may determine that the sale or disposition of an asset or business owned or acquired by us may be beneficial to our unitholders. If we distribute to you the equity we own in a subsidiary or the proceeds from the sale of one of our businesses, such a distribution would be characterized as a distribution from capital surplus.

Subordination Period

General.  During the subordination period, which we define below and in the glossary located in Appendix A, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period.  We define the subordination period in the glossary located in Appendix A. The subordination period will extend until the first day of any quarter beginning after September 30, 2009 in which each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Conversion of Subordinated Units.  Our Partnership Agreement provides that before the end of the subordination period, a portion of the subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

•	September 30, 2005 with respect to 20% of the subordinated units;

•	September 30, 2006 with respect to 20% of the subordinated units;

•	September 30, 2007 with respect to 20% of the subordinated units; and

•	September 30, 2008 with respect to 20% of the subordinated units.

The early conversions will occur if at the end of the applicable quarter each of the following occurs:

•	distributions of available cash from operating surplus on the common units and the subordinated units equal or exceed the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the early conversion of the second, third or fourth 20% of the subordinated units may not occur until at least one year following the early conversion of the first, second or third 20% of the subordinated units, as the case may be.

As a result of achieving the defined financial test, 850,672 subordinated units were converted into common units on November 14, 2005, November 14, 2006 and November 14, 2007, respectively. When the subordination period ends, any remaining subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.

Adjusted Operating Surplus.  We define adjusted operating surplus in the glossary located in Appendix A and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period.  Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

Distributions of Available Cash from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Distributions of Available Cash from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus on each common unit and subordinated unit in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on each outstanding common unit in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.55 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.625 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the “third target distribution”);

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assumes the general partner has not transferred the incentive distribution rights.

	Total Quarterly	Marginal Percentage Interest in
	Distribution Target	Distributions
	Amount	Unitholder	General Partner

Minimum Quarterly Distribution	$0.50	98%	2%
First Target Distribution	up to $0.55	98%	2%
Second Target Distribution	above $0.55 up to $0.625	85%	15%
Third Target Distribution	above $0.625 up to $0.75	75%	25%
Thereafter	above $0.75	50%	50%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero, however, cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to our general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain.  The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price; plus

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	Fifth, 85% to all unitholders, pro rata, and 15% to our general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 85% to the units, pro rata, and 15% to our general partner, pro rata, for each quarter of our existence;

•	Sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses.  Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

Adjustments to Capital Accounts.  We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the general partner’s capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. A copy of the partnership agreement of Martin Midstream Partners is filed as an exhibit to this registration statement of which this prospectus is a part.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	With regard to distributions of available cash, please read “Cash Distribution Policy.”

•	With regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units.”

•	With regard to allocations of taxable income and taxable loss, please read “Material Tax Considerations.”

Organization and Duration

We were organized in June 2002 and have a perpetual existence.

Purpose

Our purposes under our partnership agreement are limited to owning the equity of the general partner of our operating partnership, serving as the limited partner of our operating partnership and engaging in any business activities that may be engaged in by our operating partnership or that are approved by our general partner. The partnership agreement of our operating partnership provides that our operating partnership may, directly or indirectly, engage in:

•	its operations as conducted immediately after our initial public offering;

•	any other activity approved by our general partner but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code; or

•	any activity that enhances the operations of an activity that is described in either of the two preceding clauses.

Although our general partner has the ability to cause us and our operating partnership to engage in activities other than those described in this prospectus, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts as it may deem, in its sole discretion, necessary to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described under “— Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, unless otherwise agreed, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

Our operating partnership currently conducts business in 10 states. Maintenance of our limited liability as a limited partner of our operating partnership may require compliance with legal requirements in the jurisdictions in which our operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right to remove or replace the general partner of our operating partnership, to approve some amendments to our partnership agreement of our operating partnership, or to take other action under our partnership agreement of our operating partnership constituted “participation in the control” of its business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for the obligations of our operating partnership under the law of that jurisdiction to the same extent as its general partner under the circumstances.

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

Matter	Vote Requirement

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under “— Issuance of Additional Securities.”

Issuance of units senior to the common units during the subordination period	Unit majority.

Issuance of units junior to the common units during the subordination period	No approval rights.

Issuance of additional units after the subordination period	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority.

Withdrawal of the general partner	The approval of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2012 in a manner which would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Matter	Vote Requirement

Transfer of ownership interests in the general partner	Our general partner may transfer its general partner interest without a vote of our unitholders in connection with the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, a third person. Our general partner may also transfer all of its general partner interest to an affiliate without a vote of our unitholders. The approval of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2012. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, such affiliate or person, the approval of a majority of the outstanding common units is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2012. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as discussed in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 1,500,000 additional common units or units on a parity with the common units without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

During and after the subordination period, we may issue an unlimited number of common units as follows:

•	upon conversion of the subordinated units;

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay up to $15 million of certain of our indebtedness.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.  Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

•	change the duration of our partnership;

•	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

•	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

No Unitholder Approval.  Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal, or removal of partners in accordance with our partnership agreement;

•	the reduction in the vote needed to remove the general partner from not less than 66 2/3% of all outstanding units to a lesser percentage of all outstanding units;

•	an increase in the percentage of a class of units that a person or group may own without losing their voting rights from 20% to a higher percentage;

•	change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our operating partnership nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment changing our fiscal or taxable year and any changes that are necessary as a result of a change in our fiscal or taxable year;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that, in the sole discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger of the partnership or any of its subsidiaries into, or a conveyance of assets to, a newly-created limited liability entity the sole purpose of which is to effect a change in the legal form of the partnership into another limited liability entity; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the sole discretion of our general partner:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange or trading system on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of the limited partners;

•	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.  Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, our operating partnership or our subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Action Relating to our Operating Partnership

Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf or on behalf of the general partner of our operating partnership to any amendment to the partnership agreement of our operating partnership or taking any action on our behalf permitted to be taken by a partner of our operating partnership in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by a unit majority;

•	the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

•	the entry of a judicial order dissolving us; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, the reconstituted limited partnership nor our operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2012, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the foregoing, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interests and Incentive Distribution Rights.”

Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. As of September 30, 2007, affiliates of our general partner owned approximately 35.7% of our outstanding units.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests and Incentive Distribution Rights

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us or its incentive distribution rights to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity,

Our general partner may not transfer all or any part of its general partner interest in us or its incentive distribution rights to another person prior to September 30, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. In the case of a transfer by our general partner of its general partner interest in us, as a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, and agree to be bound by the provisions of our partnership agreement and the partnership agreement of our operating partnership.

The general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Martin Midstream GP LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. The general partner has the discretion to increase, but not subsequently decrease, the ownership percentage at which voting rights are forfeited. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. Our general partner may exercise this right in its sole discretion. The purchase price in the event of this purchase will be the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Considerations — Disposition of Common Units.”

Meetings and Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or, subject to the provision described in the next paragraph, by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “— Limited Liability,” the common units will be fully paid and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “— Meetings and Voting.” Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read “Description of the Common Units — Transfer of Common Units.”

Non-citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create either (i) a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, or (ii) a substantial risk that we or one or more of our subsidiaries or other entities in which we have at least a 25% equity interest will not be permitted to conduct business as a United States maritime company under the Jones Act and other United States federal statutes based on the status of any limited partner or assignee as a non-United States citizen, we may redeem the units held by any of these limited partners or assignees at the units’ current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner, or any affiliate of a general partner or any departing general partner; or

•	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner, as an officer, director, manager, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Martin Midstream GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL TAX CONSIDERATIONS

This section addresses all of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, except as otherwise indicated, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law that are addressed in this section. This section is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Martin Midstream Partners and Martin Operating Partnership.

No attempt has been made in this section to comment on all federal income tax matters affecting us or the unitholders. Moreover, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (“IRAs”), real estate investment trusts (“REITs”) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements of law and legal conclusions, but not statements of facts, contained in this section, except as otherwise indicated, are the opinions of Baker Botts L.L.P. Such opinions are based on the accuracy and completeness of facts described in this prospectus and representations made by us to Baker Botts L.L.P. Baker Botts L.L.P. has not undertaken any obligation to update its opinions discussed in this section after the date of this prospectus.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions expressed in this section may not be sustained by a court if challenged by the IRS. Any such challenge by the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any dispute with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”);

(3) whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election”); and

(4) whether assignees of common units who fail to execute and deliver transfer applications will be treated as partners for federal income tax purposes (please read “— Limited Partner Status”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the marketing, transportation, storage and processing of crude oil, natural gas and products thereof (including sales of propane to retail customers or end users), and certain other “natural resources” and products, including sulfur, sulfur products and fertilizer. Other types of qualifying income include interest other than from a financial business, dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, less than 7% of our gross income is not qualifying income. In reliance upon facts provided by Martin Resource Management, us and our general partner concerning the sources and amounts of gross income attributable to our businesses for the current calendar year through the month-end prior to the date of this prospectus, together with the representation that the composition of such gross income remained materially unchanged through the date of this prospectus, and based on applicable legal authority, Baker Botts L.L.P. is of the opinion that at least 90% of our gross income as of the date of this prospectus constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination of our status as a partnership for federal income tax purposes, the status of the operating partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P., based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations and assumptions described below, that as of the date of this prospectus Martin Midstream Partners L.P. will be classified as a partnership and our operating partnership will be disregarded as an entity separate from Martin Midstream Partners L.P. for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on certain assumptions, and on factual representations made by us and our general partner. Such assumptions and representations are:

•	Neither we nor our operating partnership has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income has been and will be income from sources that Baker Botts L.L.P. has opined, or will opine, is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We intend to monitor our income on a continuing basis and to manage our operations in subsequent taxable years with the objective to assure, although we cannot completely assure, that the ratio of our qualifying income to our total gross income will remain at 90% or above for each such taxable year.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on Baker Botts L.L.P.’s opinion that Martin Midstream Partners will be classified as a partnership and our operating partnership will be disregarded as an entity separate from Martin Midstream Partners for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Martin Midstream Partners will be treated as partners of Martin Midstream Partners for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Martin Midstream Partners for federal income tax purposes. Because there is no direct authority dealing with the status of assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel is unable to opine that such persons are partners for federal income tax purposes. If not partners, such persons will not be eligible for the federal income tax treatment described in this discussion. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Martin Midstream Partners L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions.  Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Similarly, a unitholder’s share of our net income may be offset by our passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income from a publicly traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 ($87,500 in the case of married individuals filing separately) of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective United States federal income tax rate for individuals for 2007 is 35% and the maximum United States federal income tax rate for net capital gains of an individual for 2007 is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.  We made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted, a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. In addition, the holder of a common unit (other than a common unit that is sold in this offering) may be entitled by reason of a Section 743(b) adjustment to amortization deductions in respect of property to which the traditional method of eliminating differences in “book” and tax basis applies. It would not be possible to maintain uniformity of units if this requirement were literally followed; therefore under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Tax Treatment of Operations” and “— Uniformity of Units.”

Although Baker Botts L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-l(a)(6). Although

Treasury Regulation Section 1.167(c)-1(a)(6) is not expected to directly apply to a material portion of our assets, if we determine that our position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In addition, if purchasers of common units (other than those that are sold in this offering) are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in “book” and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” Please read “— Tax Treatment of Operations” and “— Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of computing, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization.  The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner, its affiliates and our other unitholders as of that time. Please read” — Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all, of those deductions as ordinary income upon a sale of his interest in us. Please read” — Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as a syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest (one in which gain would be recognized if it were sold, assigned or terminated at its fair market value) if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the Allocation Date. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

It is uncertain, due to the absence of interpretative authority, whether this method conforms to the requirements of applicable Treasury Regulations. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is disallowed or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A person who purchases units from a unitholder is required to notify us in writing of that purchase within 30 days after purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the

Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned 5% or less in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by Baker Botts L.L.P., we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Martin Midstream GP LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% interest in profits in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

(1) a person that is not a United States person;

(2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue
Code for failure to report that information to us.  The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Registration as a Tax Shelter.  The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. It is arguable that we are not subject to the registration requirement on the basis that we may not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury in the absence of assurance that we are not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken. Our tax shelter registration number is 02318000009.

Issuance of this tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

Recently issued Treasury Regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” You may be required to file this form with the IRS if we participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors. You are urged to consult with your own tax advisor concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on “material advisors” that organize, manage or sell interests in registered “tax shelters.” As described in this prospectus, we have registered as a tax shelter, and, thus one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the IRS upon request. You are urged to consult with your own tax advisor concerning any possible disclosure obligation with respect to your investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority;” or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. We will initially own property or do business in Alabama, Arizona, Arkansas, California, Georgia, Florida, Illinois, Louisiana, Mississippi, Texas and Utah. We may also own property or do business in other states or foreign jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirements, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements.

In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

An equity investment in us by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans established or maintained by an employer or employee organization and IRAs. Among other things, consideration should be given to:

(a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

(b) whether in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

(c) whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor has issued a regulation (the “Plan Assets Regulation”) that provides guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under the Plan Assets Regulation, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are held by 100 or more investors independent of the issuer and each other, freely transferable and registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,” i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

(c) equity investment in the entity by benefit plan investors is not significant, which means that less than 25% of the value of each class of equity interest, disregarding interests held by the issuer, its affiliates, and some other persons, is held by employee benefit plans and certain other plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under the Plan Assets Regulation because it is expected that the common units will constitute publicly-offered securities, within the meaning of (a) immediately above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters or through dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution or such specific plan of distribution may be set forth in the related prospectus supplement. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The following financial statements and management’s assessment have been incorporated in this prospectus by reference in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing: (i) the consolidated financial statements of Martin Midstream Partners L.P. and subsidiaries as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, (ii) the balance sheet of Martin Midstream GP LLC, our general partner, as of December 31, 2006, and (iii) the financial statements of Waskom Gas Processing Company, one of our unconsolidated entities, as of and for the year ended December 31, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549-2521. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at www.sec.gov. We also make available free of charge on our website, at www.martinmidstream.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 5, 2007;

•	our quarterly reports on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 7, 2007, for the quarter ended June 30, 2007, filed with the SEC on August 7, 2007 and for the quarter ended September 30, 2007, filed with the SEC on November 6, 2008;

•	our current reports on Form 8-K filed January 23, 2007, May 2, 2007, May 4, 2007, May 15, 2007 May 18, 2007, June 4, 2007, July 23, 207, August 2, 2007, August 7, 2007, August 9, 2007, October 22, 2007, November 2, 2007, November 6, 2007, November 8, 2007, November 15, 2007 and December 18, 2007;

•	the description of our common units in our registration statement on Form 8-A (File No. 1-02801862) filed pursuant to the Securities Exchange Act of 1934 on October 29, 2002; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement (excluding any portions thereof that are deemed to be furnished and not filed).

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.martinmidstream.com, or by writing or calling us at the following address:

Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662
Attention: Robert D. Bondurant
Telephone: (903) 983-6200

APPENDIX A

GLOSSARY OF TERMS

adjusted operating surplus:   For any period, operating surplus generated during that period is adjusted to:

(a) decrease operating surplus by:

(1) any net increase in working capital borrowings during that period; and

(2) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

(b) increase operating surplus by:

(1) any net decrease in working capital borrowings during that period; and

(2) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) or the definition of operating surplus.

available cash:   For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of Martin Midstream Partners L.P. and its subsidiaries, or in the case of Martin Operating Partnership L.P., all cash and cash equivalents of Martin Operating Partnership L.P., on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of Martin Midstream Partners L.P. and its subsidiaries, or in the case of Martin Operating Partnership L.P., all cash and cash equivalents of Martin Operating Partnership L.P., on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:

(1) provide for the proper conduct of the business of Martin Midstream Partners L.P. and its subsidiaries, or in the case of Martin Operating Partnership L.P., the proper conduct of the business of Martin Operating Partnership L.P., (including reserves for future capital expenditures and for future credit needs of Martin Midstream Partners L.P. and its subsidiaries, or in the case of Martin Operating Partnership L.P., future capital expenditures and future credit needs of Martin Operating Partnership L.P.) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Martin Midstream Partners L.P. or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that in its judgment the establishment of reserves will not prevent Martin Midstream Partners L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Martin Midstream Partners L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

capital account:  The capital account maintained for a partner under our partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in us held by a partner.

capital surplus:   All available cash distributed by Martin Midstream Partners L.P. from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of Martin Midstream Partners L.P.’s initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

closing price:  The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq National Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by Martin Midstream GP LLC. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by Martin Midstream GP LLC.

common unit arrearage:  The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

current market price:  For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

incentive distribution right:   A non-voting limited partner partnership interest issued to Martin Midstream GP LLC in connection with the transfer of interests in Martin Operating Partnership L.P. to Martin Midstream Partners L.P. under Martin Midstream Partners L.P.’s partnership agreement. The partnership interest will confer upon its holder only the rights and obligations specifically provided in Martin Midstream Partners L.P.’s partnership agreement for incentive distribution rights.

incentive distributions:   The distributions of available cash from operating surplus initially made to Martin Midstream GP LLC that are in excess of Martin Midstream GP LLC’s aggregate 2% general partner interest.

interim capital transactions:  The following transactions if they occur prior to liquidation:

(a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Martin Midstream Partners L.P. or any of its subsidiaries;

(b) sales of equity interests by Martin Midstream Partners L.P. or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of Martin Midstream Partners L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

operating expenditures:   All expenditures of Martin Midstream Partners L.P. and its subsidiaries, including, but not limited to, taxes, reimbursements of Martin Midstream GP LLC, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b) Operating expenditures will not include:

(1) capital expenditures made for acquisitions or for capital improvements;

(2) payment of transaction expenses relating to interim capital transactions; or

(3) distributions to partners.

operating surplus:  For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of

(1) $8.5 million plus all the cash of Martin Midstream Partners L.P. and its subsidiaries on hand as of the closing date of its initial public offering;

(2) all cash receipts of Martin Midstream Partners L.P. and its subsidiaries for the period beginning on the closing date of its initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

(3) all cash receipts of Martin Midstream Partners L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing date of Martin Midstream Partners L.P.’s initial public offering and ending with the last day of that period; and

(2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of Martin Midstream GP LLC to provide funds for future operating expenditures; provided however, that disbursements made or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if Martin Midstream GP LLC so determines.

subordination period:  The subordination period will generally extend from the closing of Martin Midstream Partners L.P.’s initial public offering until the first to occur of:

(a) the first day of any quarter beginning after September 30, 2009 for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully-diluted basis, and the related distribution on the general partner interest in Martin Midstream Partners L.P. and our operating partnership; and

(3) there are no outstanding cumulative common units arrearages.

(b) the date on which Martin Midstream GP LLC is removed as general partner of Martin Midstream Partners L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by Martin Midstream GP LLC and its affiliates are not voted in favor of the removal.

unit majority:  When a matter must be approved by a unit majority, as the term is used in this prospectus, such matter must be approved as follows:

(a) during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by Martin Midstream GP LLC and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

(b) after the subordination period, the approval of a majority of the outstanding common units.

working capital borrowings:   Borrowings exclusively for working capital purposes made under a revolving credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.